03045289

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME São Paulo Alpargatas SA

*CURRENT ADDRESS Rua Urussui, 300 - Itaim Bibi
São Paulo - SP

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 3692 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/22/03

BALANÇO SOCIAL 2000

SP ALPARGATAS



FUNDAÇÃO ABRINQ
PELOS DIREITOS DA CRIANÇA

A Alpargatas recebeu da Fundação Abrinq o título de Empresa Amiga da Criança.

Empresa Amiga da Criança é um programa idealizado para estimular a não-utilização do trabalho infantil e, ao mesmo tempo, incentivar e sugerir formas de ação para contribuir para a educação das crianças e dos adolescentes, dentro das mais diversas possibilidades. Ou seja, Empresa Amiga da Criança é aquela que não explora o trabalho infantil e desenvolve ações ou projetos de apoio à educação de crianças ou à capacitação profissional de jovens.

No Brasil, 4 milhões de crianças menores de 14 anos sofrem com a exploração da mão-de-obra infantil. E esse problema elas não sentem só na pele. Sentem na sua formação e nas oportunidades de vida.

Para que esse quadro mude e você, seus filhos e toda a sociedade não sintam as conseqüências de um País que é carente em educação, a Fundação Abrinq pelos Direitos da Criança criou o Programa Empresa Amiga da Criança. Ele visa a acabar com a exploração da força de trabalho infantil, que é proibido por lei segundo a Constituição brasileira e o Estatuto da Criança e do Adolescente, por meio do incentivo à educação.

NOSSA ALPARGATAS

Você está recebendo nosso Balanço Social que contém um resumo dos benefícios e investimentos realizados para nossos funcionários durante o ano 2000.

Nossos valores: *Ética, Respeito às Pessoas e Responsabilidade com Compromisso*, mais do que nunca, se fizeram presentes, tanto é que na pesquisa realizada pela Fundação Getúlio Vargas a Alpargatas está entre as empresas mais éticas do Brasil.

Nossos resultados de lucro e performance financeira obtidos reforçam a prática de responsabilidade com compromisso. Nossa conduta ética para com nossos clientes, acionistas, fornecedores, comunidades e funcionários nos garante relações produtivas, confiáveis e duradouras.

No tocante ao respeito às pessoas, registramos o crescimento do índice de favorabilidade em dez pontos percentuais em nossa pesquisa de clima organizacional realizada pela segunda vez em 2000, e que faz parte de nossa estratégia de gestão. Em pesquisa realizada pela revista Exame, fomos escolhidos como uma das 100 melhores empresas brasileiras para se trabalhar.

A grande virada Alpargatas continua. Além de possibilitar a implantação de novas melhorias nas comunidades onde atuamos e melhoria operacional na empresa, obtivemos ótimos resultados financeiros no exercício de 2000, o que demonstra mais uma vez o envolvimento e empenho de todos os funcionários.

O MÉRITO DOS BONS RESULTADOS PERTENCE A VOCÊS,
PORQUE AS PESSOAS DA ALPARGATAS FAZEM A DIFERENÇA.

PLANO ESTRATÉGICO DE PESSOAS

O Plano Estratégico de Pessoas é parte integrante do planejamento de negócios da São Paulo Alpargatas, que busca o pleno desenvolvimento das pessoas de tal forma que, através de seu desempenho superior e competência profissional excepcional, atendam plenamente às necessidades da organização. O Plano Estratégico de Pessoas atua em quatro grandes áreas:

VIDA - Programas de ações voltados à melhoria do bem-estar e à satisfação do empregado, tanto no ambiente de trabalho quanto em sua vida extraprofissional.

ORGANIZAÇÃO - Ações e programas voltados à melhoria das práticas e dos processos de planejamento e gestão de Recursos Humanos, integrando-os ao plano operacional da companhia.

COMPETÊNCIA - Conjunto de ações e programas voltados à educação e informação das pessoas, contribuindo para o seu desenvolvimento individual e criando as condições básicas para o seu crescimento profissional.

ENVOLVIMENTO - Ações e programas voltados à crescente participação, ao envolvimento, engajamento e comprometimento das pessoas com os valores, políticas e objetivos da companhia.

V·O·C·E

Vida, Organização, Competência e Envolvimento

CAPACITAÇÃO PROFISSIONAL

Oportunidade de crescimento e desenvolvimento para todos. Nossos profissionais realmente fazem a diferença.

As 350.120 horas investidas no Treinamento e Capacitação de nossos funcionários foram fundamentais para assegurar o padrão de qualidade de produtos e serviços, garantindo assim nossa competitividade.

Com o objetivo de preparar as lideranças para assumir o papel de gestores, estamos ainda trabalhando na medição das competências funcionais por Unidade de Negócios, objetivando o desenvolvimento e o monitoramento do clima organizacional.

Além de possibilitar a educação básica, é prioridade da Alpargatas estimular a graduação, pós-graduação, MBA, línguas e também treinamento operacional de seus funcionários.



Curso de housekeeping - Pouso Alegre - MG



Treinamento em liderança - Campina Grande - PB

TPS - O QUE É ISSO?

Em português significa Sistema Toyota de Produção, que é considerado um poderoso e eficaz sistema de gerenciamento de produção, fundamentado na eliminação de todo e qualquer desperdício de tempo, material e mão-de-obra. Também conhecido por Sistema de Produção Enxuta, é mais ágil e flexível do que a produção em massa e tem condições de enfrentar um mercado em constante mudança.

Na Alpargatas, 350 pessoas completaram o Curso de Multiplicadores e outros 7.000 funcionários foram treinados durante o ano de 2000. A empresa pretende, com isso, reduzir drasticamente seus estoques, diminuir seus custos de produção e se tornar, de fato, uma empresa enxuta e conseqüentemente muito mais competitiva.

INVESTIMENTO EM CAPACITAÇÃO PROFISSIONAL


R$ milhões
0,4
0,6
1,6
1998
1999
2000

CAMINHAR E APRENDER

A Alpargatas está possibilitando a seus funcionários continuarem os estudos, afinal já foi constatado que os empregos estão "sumindo" para a mão-de-obra não-qualificada. Quem teve que parar de estudar agora tem a chance de recomeçar, graças ao Programa Caminhar e Aprender, que pretende que todos os funcionários tenham, no mínimo, o ensino fundamental completo.

Reconhecido pelo MEC, o programa foi desenvolvido exclusivamente para a Alpargatas. Todo o material didático é voltado para os assuntos da empresa. Até as aulas de Geografia enfocam a região onde a Unidade Industrial está instalada.

CENTRO DE FORMAÇÃO PROFISSIONAL

Na região de Mogeiro-PB e Santa Rita-PB existe uma carência muito grande de qualificação de mão-de-obra e há poucas ofertas de trabalho. A São Paulo Alpargatas teve a iniciativa de fazer uma parceria com a CINEP - Companhia de Desenvolvimento do Estado da Paraíba. A Alpargatas fornece material, máquinas e equipamentos, cabendo à CINEP contratar os instrutores e também fornecer bolsa-alimentação e vale-transporte para as pessoas envolvidas no Programa de Treinamento. Dessa forma as pessoas, após o treinamento, ficam habilitadas a ocupar cargos nas empresas e com boa produtividade a curto prazo.

PROGRAMA DE CONTRATAÇÃO DE TRAINEES

A Alpargatas deu início a um programa de formação de novos talentos, através da contratação de nove trainees, formados em universidades de primeira linha. Eles tiveram dois meses de treinamento em sala de aula para conhecer bem a empresa. Essa não é a primeira vez que a Alpargatas contrata trainees, mas agora é diferente. Se antes não havia comprometimento, atualmente cada trainee tem um gestor, devidamente treinado, para "cuidar" dele. Isso significa que as chances são grandes desse programa ser bem-sucedido.



Trainees

RECONHECIMENTO E RECOMPENSA

O bom desempenho de todos permite maior participação nos resultados, em função de metas e objetivos alcançados.

DESTAQUES

O Sistema de Reconhecimento da Alpargatas premia funcionários nas seguintes categorias: Comunidade e Meio Ambiente, Segurança e Saúde, Pessoas, Excelência e Qualidade, Clientes, Fornecedores e Gestão de Negócios, e tem como finalidade estimular e premiar os funcionários que se destacam durante o ano, dando sugestões que contribuam para a melhoria do resultado da empresa e/ou proporcionem melhor qualidade de vida no trabalho.



Danil Filho, funcionário da Fábrica de Veranópolis. Tem 24 anos de empresa sem no entanto ter sofrido acidente do trabalho. Ele foi Destaque no Ano 2000 e recebeu do Gerente da Fábrica Otávio Ernesto o respectivo troféu.

RECOMPENSA

Todos os funcionários da São Paulo Alpargatas participam do PPR - Programa de Participação nos Resultados, no qual são recompensados pelo cumprimento de metas e objetivos previamente estabelecidos.

O Plano de Sugestões - Ciranda de Idéias possibilita aos funcionários o recebimento de prêmios quando derem idéias que resultem em ganho financeiro para a empresa e/ou proporcionem melhor qualidade de vida no trabalho. No ano 2000 recebemos 1.894 idéias nas fábricas, que geraram uma economia de R$ 1,8 milhão.

SEGURANÇA E SAÚDE OCUPACIONAL

Não foi por acaso que a TFA - Taxa de Freqüência de Acidentes demonstrou que no ano 2000 a ocorrência de acidentes foi 38% menor em relação à média dos dois últimos anos; constatamos ainda que a TG - Taxa de Gravidade apontou que a gravidade dos acidentes ocorridos foi, também, 67% menor em relação aos dois últimos anos.

Para ficar bem claro que Segurança na Alpargatas é coisa séria, o Presidente da Alpargatas, Fernando Tigre, e os Diretores representam o Comitê Executivo Corporativo Alpargatas, que visita, anualmente, as Unidades Industriais da empresa, para assegurar que o plano de ação desenvolvido para sanar as irregularidades identificadas nos levantamentos preliminares de Segurança e Meio Ambiente está sendo executado, e que as condições de trabalho estão sempre sendo melhoradas.

A política da Alpargatas é assegurar o envolvimento de todos os funcionários na manutenção de um ambiente de trabalho seguro e saudável, preservando sempre a integridade física de todos.

Procedimentos como levantamento e diagnóstico das condições ambientais, desenvolvimento de equipamentos de proteção individual e coletiva, treinamentos, conscientização e prevenção, entre outros, são uma constante no dia-a-dia de nossas Unidades.



Campanha preventiva contra acidentes com as mãos, desenvolvida pela Divisão de Artigos Esportivos nas unidades de Jaboatão (PE), João Pessoa (PB), Santa Rita (PB), Natal (RN) e Veranópolis (RS)

SAÚDE OCUPACIONAL

Plano médico e assistência odontológica em parceria com o SESI; campanhas preventivas alertando sobre os cuidados com a saúde; palestras de esclarecimentos sobre álcool, drogas, tabagismo, diabetes e hipertensão contribuíram significativamente para uma melhor qualidade de vida de nossos funcionários. Semana da Saúde, na Sede, abordou temas físicos e psicológicos.



Campanha interna de doação de sangue - Manaus - AM



Semana da Saúde - Urussuí - Sede SP

COMUNICAÇÃO INTERNA

A comunicação precisa ser constante, ágil e transparente. Informativo Alpargatas Hoje, impressos, quadros de avisos, e-mails são, em conjunto com a intranet, sites da Alpargatas e dos principais produtos, ferramentas importantes para uma boa comunicação interna.

A Pesquisa de Clima Organizacional tem contribuído muito para a busca de uma comunicação direta em todos os níveis da Alpargatas, e que hoje é um eficiente instrumento de gestão.

Esse é o Site da Alpargatas:
www.alpargatas.com.br.

Objetivando uma comunicação mais efetiva, o Presidente Fernando Tigre se reúne na Sede e nas fábricas com um grupo de funcionários para tomar o café da manhã e "bater um papo" informal, criando dessa forma um importantíssimo canal de comunicação.

O Presidente, além do café da manhã, eventualmente almoça com o "staff" das Unidades de Negócio, quando todos têm a oportunidade de tirar dúvidas e dar sugestões.


HOJE
Havaianas:
Décadas de s
HOJE
HOJE
QUALIDADE DE VIDA
Conheça o projeto que está mexendo com a cabeça de muita gente.

Revista Alpargatas Hoje: Edições trimestrais, informa para todas as unidades tudo o que acontece na empresa



No dia 9 de março, quando da visita do Comitê Executivo de Segurança da São Paulo Alpargatas, o Presidente Fernando Tigre, acompanhado do Diretor de Recursos Humanos, Arnaldo de Mello Franco, esteve reunido com alguns funcionários das Fábricas de Veranópolis para um bate-papo. Participaram do encontro: Frederico Fray, Miraci Sartori, Ivone Agnini, Nair da Silva, Nésia Gregol, José Marcondes, Marco Martins, Josiane Trevisan, Eloisa Bavaresco, Nestor Arcari e Vanice Frosi

CALL CENTER - CENTRAL DE CHAMADAS

A Central de Atendimento a Clientes, TELESPASA, está em atividade desde março de 1993. Atualmente, a atividade é executada por nove profissionais, de segunda a sexta-feira, das 7 horas às 20 horas, atendendo todos os lojistas gratuitamente, por meio do sistema 0800.

O atendimento é monitorado pelo DAC que recebe, em média, 7.438 ligações/mês, sendo que a maioria se refere a informação sobre carteira de pedidos, registro de ocorrências de prorrogação de vencimentos de títulos, agendamento de visita de vendedores e ocorrências de retorno de mercadorias.



Atendimento ao consumidor

O sistema vem sendo reestruturado desde 1998. As mudanças, implantação do 0800 e do novo sistema de registro de ocorrências, envolveram o redimensionamento da área ao tamanho da equipe, de acordo com o aumento da demanda de contatos e, também, implicou na adequação dos equipamentos às normas de trabalho para a função de operadoras de Call Center.

COMUNIDADE E MEIO AMBIENTE

Investimento de R$ 765 mil. Estar presente no Meio Ambiente significa ser reconhecido e aceito pela Comunidade. A Alpargatas tem contribuído significativamente nas comunidades onde atua, construindo sempre uma imagem séria e respeitável, que é característica de uma empresa que tem Responsabilidade Social Corporativa.

Ações abaixo relacionadas como: assistência e doação a menores carentes, idosos, creches, orfanatos, escolas, entre outras, são exemplos das melhorias comunitárias realizadas por nossas fábricas nessas regiões:



A Alpargatas, Lonas e Coberturas, em parceria com a Ford, Borrachas Vipal e o Ministério da Saúde, através do Ministro José Serra, desenvolveu na Sede uma campanha contra a AIDS envolvendo os caminhoneiros

Campina Grande - PB - Os funcionários, voluntariamente, estão doando pão e leite para aproximadamente 100 famílias carentes da comunidade Tambor, bairro vizinho à Fábrica 22;

Natal - RN - Estamos dando assistência à APAE, CORDE e Casa de Apoio à Criança com Câncer, instituições que cuidam de pessoas deficientes;

São Paulo - SP - Os funcionários da Sede doaram, voluntariamente, alimentos e agasalhos para o Lar Espírita Allan Kardec e também para o Grupo Assistencial Luis Sergio Miosótis;

João Pessoa - PB - Doação de calçados para dez instituições assistenciais;

Jaboatão dos Guararapes - PE - Devido aos trabalhos realizados com crianças carentes, a Alpargatas conseguiu a renovação do título Empresa Amiga da Criança, concedido pela Fundação Abrinq;

Mogi Mirim - SP - Doação de calçados para a Casa de Idosos Lar São Francisco de Assis.

PATROCÍNIO DA ALPARGATAS

As marcas Mizuno, Topper e Rainha, presentes no patrocínio de clubes e atletas profissionais, também se preocupam em patrocinar funcionários que se destacam em atividades esportivas e culturais.



Rosa Michele Hilário - Medalha-de-ouro - Jogos Industriais 2000 - Unidade Industrial de Natal - RN



José Ronaldo de Souza - Operador de produção - Tricampeão mundial de Tae kwon do - Unidade Industrial de Santa Rita - PB

MEIO AMBIENTE

Produzir sem agredir o Meio Ambiente é também um compromisso em todas as atividades da empresa. O monitoramento por órgãos de controle ambiental, o tratamento de efluentes, o replantio de árvores são práticas comuns no dia-a-dia de nossas Unidades.



Estação de tratamento de efluentes - Pouso Alegre - MG

QUALIDADE DE VIDA NO TRABALHO

O envolvimento dos funcionários, com a participação de seus familiares, em atividades de lazer é um ponto forte para melhorar a qualidade de vida.

Buscando a satisfação e o bem-estar dos funcionários, a Alpargatas tem investido acentuadamente na Melhoria da Qualidade de Vida no Trabalho. Atividades de lazer, esportivas, passeios, comemorações e celebrações são alguns exemplos da preocupação em melhorar o dia de nossos funcionários e familiares. Abaixo alguns registros de eventos realizados na Sede e em nossas Unidades:



Almoço de Comemoração do Dia das Mães - Fábrica de Campina Grande - PB



Festa de Comemoração do Dia das Crianças - Unidade Industrial de Mogi-Mirim - SP



Filhos de funcionários da Sede em visita à fábrica da Coca Cola



Coral Alpargatas composto por funcionários da Sede - Urussuí - SP

DEMONSTRATIVO DE DESPESAS

RESULTADOS / EXERCÍCIO 2000

	R$ milhões
DESPESAS COM PESSOAL	145.8
LUCRO OPERACIONAL	55.7

	DESPESAS COM PESSOAL R$ milhões	DESPESAS COM PESSOAL %	LUCRO OPERACIONAL %
ALIMENTAÇÃO	7.1	4.9	12.7
ASSISTÊNCIA MÉDICA	3.0	2.0	5.4
TRANSPORTE	3.4	2.3	6.1
PPR - Programa Participação Resultados	12.3	8.5	22.0
OUTROS GASTOS COM PESSOAL	120.0	82.3	115.4
CAPACITAÇÃO PROFISSIONAL	1.6	1.1	2.8
SEGURANÇA E SAÚDE	1.5	1.0	2.7
QUALIDADE DE VIDA NO TRABALHO	1.7	1.1	3.0
RESPONSABILIDADE SOCIAL	0.7	0.5	1.2

IMPOSTOS

No exercício de 2000, a Alpargatas recolheu aos cofres públicos aproximadamente R$ 118 milhões em impostos. A companhia gera forte impacto econômico e social nas regiões onde está presente.

COMPOSIÇÃO DO QUADRO DE FUNCIONÁRIOS

POR TEMPO DE SERVIÇO


1,1%
0,9%
4,9%
12,4%
menos de 2 anos
entre 2 e 5 anos
entre 6 e 10 anos
entre 11 e 15 anos
entre 16 e 20 anos
mais de 20 anos

POR IDADE


3,6%
0,5%
16,2%
38,5%
abaixo de 20 anos
entre 20 e 25 anos
entre 26 e 35 anos
entre 36 e 45 anos
entre 46 e 55 anos
acima de 55 anos

POR SEXO


feminino
masculino

POR ESCOLARIDADE


3,5%
3,9%
0,2%
2º grau ou menos
universitário incompleto
universitário completo
pós-graduação

havaianas	SAMOA	RAINHA	TOPPER	MIZUNO
Timberland	LOCOMOTIVA	sempreViva ACRIKOLOR	MEGGASHOP	kichute
BAMBA	US TOP	J jeaneration	lonaleve	Búzios
VIVA-TONE	JULIET	LOCOMOTIVA LONIL	CIRCUIT	Sea BOAT
Madrigal	NIGHT & DAY	COMANDER	SLICE	passoDoble
CONGA	Top Fill	CONGUINHA	SEA CLUB	DURASOL
top plus	US KID	SETE LÉGUAS	FAR EST	



SEDE
São Paulo Alpargatas S.A.
Rua Urussuí, 300
São Paulo - SP



MANAUS - AM
Fábrica 23
Início das atividades:
Julho de 1972
Produtos:
Lonas e Coberturas



NATAL - RN
Fábrica 10
Início das atividades:
Fevereiro de 1974
Produtos:
Calçados esportivos
Topper e Rainha
FÁBRICAS SATÉLITES
São Paulo do Potengi, Santo Antônio, Nova Cruz



CAMPINA GRANDE - PB
Fábrica 22
Início das atividades:
Junho de 1985
Produtos:
Sandálias Havaianas
FÁBRICA SATÉLITE
Alagoa Nova



SANTA RITA - PB
Fábrica 26
Início das atividades:
Dezembro de 1987
Produtos:
Calçados esportivos
Topper e Rainha
FÁBRICAS SATÉLITES
Itabaiana, Ingá,
Serra Redonda,
Massaranduba


ALPARGATAS

JOÃO PESSOA - PB
Fábrica 30
Início das atividades:
Dezembro de 1989
Produtos:
Calçados esportivos
Rainha e Topper
FÁBRICAS SATÉLITES
Esperança, Pocinhos,
Guarabira, Soledade



JABOATÃO - PE
Fábrica 07
Início das atividades:
Novembro de 1968
Produtos:
Componentes para tênis
e sandálias Samoa



FRANCA - SP
Fábrica 32
Início das atividades:
Outubro de 1989
Produtos:
Calçados Timberland
e PassoDoble
Tênis Mizuno e Rainha
Interaction



POUSO ALEGRE - MG
Fábrica 88
Início das atividades:
Abril de 1974
Produtos:
Acabamento da produção
de Lonas e Coberturas
Fiação e Tecelagem



MOGI MIRIM - SP
Fábrica 17
Início das atividades:
Novembro de 1974
Produtos: Calçados
Vulcanizados (Kichute,
Bota Trator, Comander,
Coturno e PassoDoble)
Injetados (Sea Boat,
Kichute, Botas PVC e
Sandálias Búzios)



VERANÓPOLIS - RS
Fábrica 15
Início das atividades:
Janeiro de 1977
Produtos:
Calçados Topper, Rainha
e Mizuno
FÁBRICAS SATÉLITES
São Domingos, Davi,
Canabarro, São Jorge,
Nova Bassano, Casca



VERANÓPOLIS - RS
Fábrica 25
Início das atividades:
Janeiro de 1977
Produtos:
Bolas Topper de futebol
de campo e salão,
e vôlei
FÁBRICA SATÉLITE
Casca


Timberland

TIMBERLAND
Número de lojas: 3
Comércio varejista de
produtos Timberland
São Paulo - SP


MEGGASHOP
havaianas

MEGGASHOP
Número de lojas: 17
Comércio varejista de
produtos Alpargatas,
entre outros.

SÃO PAULO ALPARGATAS S.A.

EDIFÍCIO SEDE - SP
Rua Urussuí, 300 - Itaim Bibi
CEP 04542-903
Tels.: 3847-7211 / 7253
Fax: 3847-7339
Site: www.alpargatas.com.br
E-mail: alpargatas@alpargatas.com.br

AMC - ATENDIMENTO MASTER AO CONSUMIDOR
Atendimento ao consumidor final
Tel.: 0800 160801

ATENDIMENTO AO REVENDEDOR
Informações sobre pedidos, entregas, visitas de vendedores e pagamentos
Tel.: 0800 160801

FÁBRICA 07 JABOATÃO - PE
Rod. BR 101, s/nº, km 84
Bairro Prazeres
CEP 54345-160
Tel.: (0xx81) 3476-8400
Fax: (0xx81) 3476-8408

FÁBRICA 10 - NATAL - RN
Av. Senador Salgado Filho, 4.501
Rod. BR 101, km 04
Bairro Neópolis
CEP 59080-000
Tel.: (0xx84) 217-4266
Fax: (0xx84) 217-1479

FÁBRICA 15 - VERANÓPOLIS - RS
Rod. RST 470, 3.181, km 109
Bairro Primeiro
CEP 95330-000
Tels.: (0xx54) 441-1055 / 1667
Fax: (0xx54) 441-1930

FÁBRICA 17 - MOGI MIRIM - SP
Av. João Pinto, 100
Bairro Parque da Empresa
CEP 13803-360
Tel.: (0xx19) 3860-2233
Fax: (0xx19) 3862-4530

FÁBRICA 22 - CAMPINA GRANDE - PB
R. Assis de Chateaubriand, 4.324
Bairro Distrito Industrial
CEP 58105-421
Tel.: (0xx83) 331-1704
Fax: (0xx83) 331-2052

FÁBRICA 23 - MANAUS - AM
R. São Benedito, 170
Bairro Morro da Liberdade
CEP 69074-760
Tel.: (0xx92) 624-3688
Fax: (0xx92) 624-3407

FÁBRICA 25 - VERANÓPOLIS - RS
Rod. RST 470, s/nº, km 99
Bairro Vila Monte Berico
CEP 95330-000
Tel.: (0xx54) 441-1055
Fax: (0xx54) 441-1930

FÁBRICA 26 - SANTA RITA - PB
Contorno da Rod. BR 230, s/nº, km 41
Ligação Santa Rita
CEP 58301-645
Tel.: (0xx83) 229-3000
Fax: (0xx83) 229-3101

FÁBRICA 30 - JOÃO PESSOA - PB
Rua B-1, 1.099
Bairro Distrito Industrial
CEP 58083-050
Tel.: (0xx83) 233-1122
Fax: (0xx83) 233-2777

FÁBRICA 32 - FRANCA - SP
Av. Santos Dumond, 2.750
Bairro Distrito Industrial
CEP 14406-081
Tel.: (0xx16) 3720-0032
Fax: (0xx16) 3720-0011

FÁBRICA 88 - POUSO ALEGRE - MG
Rod. Fernão Dias, s/nº, km 791
CEP 37550-000
Tel.: (0xx35) 3422-5300
Fax: (0xx35) 3422-5012

SPASA FLÓRIDA / OPERAÇÕES NO EXTERIOR
10661 North Kendall Drive
Suite 210, Miami - Flórida - EUA
Tel.: (00xx0305) 2797810
Fax: (00xx0305) 2748207

TIMBERLAND
Shoppings Iguatemi e Morumbi
R. Oscar Freire, 1.106 - São Paulo - SP
CEP 01426-000
Tels.: 3898-2687 / 3062-2841

A grande conquista do ano 2000 foi a
São Paulo Alpargatas ter sido escolhida
como uma das 100 Melhores Empresas
para Você Trabalhar.
Isso é motivo de orgulho e demonstra
que estamos no caminho certo
na Gestão de Pessoas.

SP ALPARGATAS



RELATÓRIO ANUAL 2000 ANNUAL REPORT

SP ALPARGATAS



SP ALPARGATAS

ÍNDICE / *SUMMARY*

PALAVRA DO PRESIDENTE

Amigos da Alpargatas,

"Com a cabeça no consumidor." Foi assim que nós procuramos trabalhar em 2000. Esse não foi só um lema da administração para o ano, mas sim a consolidação da mudança de uma cultura muito orientada para a produção para uma cultura mais voltada para o mercado e o cliente, mantendo a vantagem competitiva de produção local.

E deu certo.

Recursos Humanos, Administração e Finanças, Gestão Fabril, Desenvolvimento de Produtos, Vendas, Comunicação, enfim, todos nós estivemos e estamos *"com a cabeça no consumidor"*.

Havaianas estabeleceu o recorde de 110 milhões de pares entregues aos nossos clientes do Brasil e lá de fora. Para tanto essa jovem que completou 38 anos de sucesso (foi lançada em 1962) ficou ainda mais moderna. As novas coleções das Havaianas Top, Surf, Fashion Cristal, Kids e Milenium apareceram em comerciais de TV e mídia impressa de forma simpática e bem-humorada. E finalmente Havaianas foi apontada como uma das 40 marcas do século.

Inauguramos uma nova fábrica em Alagoa Nova - PB, para produzir as novas sandálias Samoa, mais ao gosto dos nossos clientes.

Lançamos 91 novos modelos de calçados esportivos. Juntas as marcas Rainha, Topper e Mizuno aumentaram em 15% o faturamento sobre o ano de 1999. Rainha, mais uma vez, foi apontada como *top of mind* na categoria de tênis pelo Datafolha. A comunicação das marcas foi ampla - desde o patrocínio de campeonatos esportivos televisados, passando por maratonas, painéis luminosos, anúncios em jornais de esportes e revistas, até uma eficiente campanha de comerciais de TV. Na área fabril o destaque foi a implantação do *Toyota Production System*, que resultou em ganhos expressivos de produtividade.

A Divisão Lonas e Coberturas também apresentou bons resultados. Os lançamentos, com ênfase no Poli Light, foram muito bem-aceitos pelos clientes, permitindo um aumento de faturamento da ordem de 15% sobre o ano anterior.

Timberland vem agradando cada vez mais ao público ligado ao segmento de *outdoor wear*. O lançamento de nove novos modelos e a abertura de mais uma loja foram importantes para o crescimento do volume em 38%.

A rede de lojas Meggashop consolidou sua posição de *outlet* de fábrica, servindo 667 mil clientes, um crescimento de 14% sobre 1999.

Nossos valores, *Ética, Respeito às Pessoas e Responsabilidade com Compromisso*, estiveram presentes em todos os relacionamentos com acionistas, clientes, fornecedores, comunidades em que atuamos e com nossos funcionários.

Em 2000, fomos escolhidos pela revista Exame como uma das melhores empresas para se trabalhar, ao mesmo tempo que reduzíamos em 62% o número de acidentes dentro de nossas fábricas e gerávamos R$ 67 milhões de lucro líquido no exercício.

Deu certo!

E em 2001 vamos continuar *"com a cabeça no consumidor"*.

Abraços,

Fernando Tigre

A WORD FROM THE C.E.O.

Friends of Alpargatas

"With the customer in mind". That's how we tried to work in 2000. This was not just our management slogan for the year but the consolidation of a culture change from one which was very production-oriented, to one aimed much more at the market and the customer, whilst at the same time maintaining the competitive advantage we have by virtue of our localized production.

And it worked.

Human Resources, Administration and Finance, Plant Management, Product Development, Sales, Communication; in short, we all had and still have "the customer in mind".

Havaianas set a record when it delivered 110 million pairs of sandals to our customers in Brazil and elsewhere. So this youngster, which has already celebrated 38 years of success (it was launched in 1962), is even more modern now. In an appealing and good-humored way the new Havaianas Top, Surf, Fashion Cristal, Kids and Milenium collections appeared in television and press commercials. To cap it all, Havaianas was selected as one of the top 40 brands of the century. We opened a new factory in Alagoa Nova, Pernambuco, to produce the new Samoa sandals, which are now more to the liking of our customers.

We launched 91 new models of sports shoes. Together, the Rainha, Topper and Mizuno brands increased sales by 15% in relation to 1999. Yet again, Rainha was named Top of Mind by Datafolha in the category for trainers. Our brands received extensive media exposure, from the sponsorship of televised sporting events, through marathons, luminous outdoor hoardings and advertisements in sports' newspapers and magazines to a successful television advertising campaign. In the production area, the highlight of the year was the implementation of the Toyota Production System, which led to significant productivity gains.

The Tarpaulins and Coverings Division also produced good results. The launches, especially Poli Light, were very well received by our customers and helped us achieve an increase of around 15% in sales in relation to the previous year.

With every day that passes Timberland has been pleasing the Outdoor Wear segment. The launch of nine new models and the opening of yet another shop were important factors in our achieving volume growth of 38%.

The Meggashop chain of stores consolidated its position in the factory outlet sector and served some 667,000 customers, an increase of 14% over 1999.

Our values, Ethics, Respect for People and Accountability, were present in all of our relationships with shareholders, customers, suppliers, the communities in which we operate and with our employees.

In 2000 we were chosen by Exame Magazine as one of the best companies to work for. At the same time we reduced the number of accidents in our factories by 62% and produced R$67 million in net profit in the year.

It all worked!

In 2001 we'll continue "with the customer in mind".

Best wishes,

Fernando Tigre

INDICADORES DE DESEMPENHO

PERFORMANCE INDICATORS

Em R$ mil, exceto dado por ação / *R$ thousand, except per share amount*				
Legislação Societária(*) / *Corporate Legislation(*)*	1997	1998	1999	2000
Receita Operacional Bruta / *Gross Sales*	526.574	526.193	586.562	690.730
Receita Operacional Líquida / *Net Sales*	443.460	445.616	494.243	580.297
Lucro Bruto / *Gross Profit*	156.883	166.988	201.415	223.340
Lucro (prejuízo) Operacional / *Operating Profit (loss)*	(72.599)	21.449	51.143	55.749
Lucro (prejuízo) Líquido / *Net Earnings (loss)*	(87.852)	28.225	50.651	67.672
Ativo / *Assets*	476.489	485.515	521.941	601.835
Passivo / *Liabilities*	196.564	186.274	171.629	200.335
Patrimônio Líquido / *Stockholders' Equity*	279.925	299.241	350.312	401.500
Lucro (prejuízo) Líquido - 1.000 Ações / *Net Earnings (loss) - 1.000 Shares*	(45,05)	14,96	27,12	36,31

(*)Sem a consolidação da Santista Têxtil

(*)Without consolidation of Santista Têxtil

Margem Bruta / *Gross Margin*



42,5%
40,0%
37,5%
35,0%
32,5%
35,4%
37,4%
40,7%
38,5%
1997
1998
1999
2000

Despesas com Vendas, Gerais e Administrativas / Vendas Líquidas - *SG&A / Net Sales*



40,0%
37,5%
35,0%
32,5%
30,0%
37,1%
32,0%
32,8%
32,3%
1997
1998
1999
2000

EBITDA (R$ milhões / *R$ million*)



100
80
60
40
20
0
20
16,5
44,3
73,9
79,2
1997
1998
1999
2000

Valor de Mercado / *Market Capitalization* (R$ milhões / *R$ million*)



250
225
200
175
150
125
100
75
76
109
215
254
1997
1998
1999
2000

INDICADORES DE DESEMPENHO

PERFORMANCE INDICATORS

Geração Líquida de Caixa
R$ milhões

Net Cash Generation
R$ million



53,8
33,2
17,3
1997
1998
1999
2000
-9,1

Retorno sobre Patrimônio Líquido

Return on Equity



19,3%
16,9%
10,1%
1997
1998
1999
2000
-23,9%



Endividamento Líquido Consolidado
R$ milhões
Consolidated Net Debt
R$ million
35,8
2,6
1997
1998
1999
2000
-14,8
-68,6



Dividendos
R$ milhões
Dividends
R$ million
16,1
12,0
6,7
0
1997
1998
1999
2000


1
2
3
4
5
6
7
8
9
10

FÁBRICAS

PLANTS

1

MANAUS

Lonas Sintéticas / *Synthetic Tarpaulins*

2

NATAL

São Paulo do Potengi • Santo Antônio • Nova Cruz

Calçados Esportivos / *Athletic Footwear Topper, Rainha*

3

CAMPINA GRANDE

Alagoa Nova

Sandálias / *Sandals Havaianas*

4

SANTA RITA

Itabaiana • Ingá • Serra Redonda • Massaranduba

Calçados Esportivos / *Athletic Footwear Topper, Rainha*

5

JOÃO PESSOA

Esperança • Pocinhos • Guarabira • Soledade

Calçados Esportivos / *Athletic Footwear Topper, Rainha*

6

JABOATÃO

Solados de Calçados Esportivos / *Athletic Footwear Soles*

7

FRANCA

Desenvolvimento de Produtos / *Product Development*

8

POUSO ALEGRE

Lonas e Coberturas / *Coverings and Tarpaulins*

9

MOGI MIRIM

Botas de Borracha e Outros Produtos

Rubber Boots and Other Products

10

VERANÓPOLIS

São Domingos • Davi Canabarro • São Jorge • Nova Bassano • Casca

Calçados Esportivos e Outdoor

Athletic and Outdoor Footwear Rainha, Mizuno, Timberland

VERANÓPOLIS

Casca

Bolas / *Balls*

kichute®	BAMBA	US TOP	J jeaneration
lonaleve®	B Búzios	VIVA-TONE®	JULIET
LOCOMOTIVA LONIL	CIRCUIT	Sea BOAT	Madrigal®
NIGHT & DAY	COMANDER	SLICE	passoDoble
CONGA®	Top Fill	CONGUINHA®	SEA CLUB®
DURASOL	top plus	US KID	SETE LÉGUAS®
FAR WEST			

UNIDADES DE NEGÓCIO

BUSINESS UNITS

Artigos Esportivos / *Athletic Footwear*

- Rainha
- Topper
- Mizuno

Grandes Volumes / *Sandals*

- Havaianas
- Samoa
- Comander
- Juliet
- Kichute
- Sea Boat
- Sete Léguas

Lonas e Coberturas / *Coverings and Tarpaulins*

- Locomotiva
- SempreViva
- Durasol
- Lonaleve
- Lonil
- Madrigal
- Night&Day
- Sunset
- Viva-Tone

Varejo Estratégico / *Strategic Retail*

- Meggashop

Timberland


havaianas

HAVAIANAS CAMINHA PARA OS SEUS 40 ANOS DE SUCESSO. CADA VEZ MAIS JOVEM, RENOVANDO A LINHA DE MODELOS, AS CORES, O DESIGN E OS MOTIVOS MODAIS, TERMINA O ANO 2000 COM MAIS UM RECORDE DE ENTREGAS, 10% SUPERIOR AO DO ANO PASSADO: 110 MILHÕES DE PARES. ISSO SIGNIFICA QUE, EM MÉDIA, DE CADA TRÊS BRASILEIROS, DOIS COMPRARAM HAVAIANAS. MODELOS DIFERENCIADOS E DE MAIOR VALOR AGREGADO, COMO HAVAIANAS 2000, FASHION, KIDS, BRASIL, CLUBES E O LANÇAMENTO DAS HAVAIANAS 500, EM PROMOÇÃO COMEMORATIVA DOS 500 ANOS DO DESCOBRIMENTO, FORAM SIGNIFICATIVOS PARA O AUMENTO DAS VENDAS. MORUMBI FASHION FOI O MAIOR E MELHOR EVENTO PARA A MARCA HAVAIANAS. ENTRE AS DIVERSAS AÇÕES A MAIS MARCANTE FOI A MINIFÁBRICA, NA QUAL AS PESSOAS PODIAM ESCOLHER AS TIRAS E OS SOLADOS E LEVAVAM UM PRODUTO PERSONALIZADO NA HORA. FIGURAS DE DESTAQUE, ARTISTAS E PRINCIPAIS CLIENTES RECEBERAM O LIVRO *HAVAIANAS, AS LEGÍTIMAS*, COM CRÔNICAS DE FERNANDO SABINO, IVAN ÂNGELO, JOÃO UBALDO RIBEIRO E JOYCE PASCOWITCH E BELÍSSIMAS FOTOS, SEMPRE TENDO COMO MOTIVO AS SANDÁLIAS HAVAIANAS. ESSA "QUASE BIOGRAFIA" REUNIU NOTÍCIAS, FOTOS E INFORMAÇÕES COLETADAS NOS 38 ANOS DE HISTÓRIAS DA MARCA. HAVAIANAS RECEBEU O PRÊMIO MARKETING BEST, CONFERIDO PELA EDITORA REFERÊNCIA, FUNDAÇÃO GETÚLIO VARGAS E MADIA ASSOCIADOS, COMO UMA DAS 40 MELHORES MARCAS DO SÉCULO.

HAVAIANAS

HAVAIANAS IS HEADING FOR 40 YEARS OF SUCCESS. EVERYDAY MORE YOUTHFUL, IT HAS BEEN RENEWING ITS MODELS, COLORS, DESIGN AND FASHION MOTIFS AND ENDED THE YEAR 2000 WITH YET ANOTHER PRODUCTION RECORD, 10% GREATER THAN LAST YEAR: 110 MILLION PAIRS OF SANDALS. THIS MEANS THAT ON AVERAGE TWO OUT OF THREE BRAZILIANS BOUGHT HAVAIANAS. DIFFERENT MODELS WITH GREATER ADDED VALUE LIKE THE HAVAIANAS 2000, FASHION, KIDS, BRASIL, CLUBS AND THE LAUNCH OF HAVAIANAS 500 TO COMMEMORATE 500 YEARS OF THE DISCOVERY OF BRAZIL ALL PLAYED A SIGNIFICANT PART IN THE INCREASE IN SALES. MORUMBI FASHION SHOW WAS THE BIGGEST AND BEST EVENT FOR THE HAVAIANAS BRAND NAME. AMONGST THE VARIOUS INITIATIVES, THE MOST IMPRESSIVE WAS THE MINI-FACTORY WHERE PEOPLE COULD CHOOSE THEIR OWN STRAPS AND SOLES AND WALK AWAY WITH A PERSONALIZED PAIR OF SANDALS THERE AND THEN. IMPORTANT PEOPLE, ARTISTS AND THE MAIN CUSTOMERS ALL RECEIVED THE BOOK "HAVAIANAS, THE REAL THING", *WITH TALES BY FERNANDO SABINO, IVAN ÂNGELO, JOÃO UBALDO RIBEIRO AND JOYCE PASCOWITCH AND SUPERB PHOTOGRAPHS, ALL WITH THE THEME, HAVAIANAS SANDALS. THIS QUASI-BIOGRAPHY HAD NEWS, PHOTOS AND INFORMATION FROM THE 38 YEARS OF THE BRAND'S HISTORY. HAVAIANAS RECEIVED THE MARKETING BEST PRIZE AWARDED BY REFERENCIA PUBLISHING HOUSE, THE GETULIO VARGAS FOUNDATION AND MADIA ASSOCIATES, AS ONE OF THE TOP 40 BRANDS OF THE CENTURY.*





EM 2000, FORAM LANÇADOS NOVOS MODELOS, MAIS COLORIDOS E MODAIS, PARA A COLEÇÃO DA MARCA SAMOA, COM DESTAQUE PARA SAMOA SUNNY, SANDÁLIA DE PLATAFORMA COM NOVE OPÇÕES DE CORES, OFERECENDO LEVEZA E CONFORTO ÀS MULHERES MAIS EXIGENTES. GRANDE DESTAQUE FOI A MUDANÇA DE LOCAL DE PRODUÇÃO DE JABOATÃO PARA ALAGOA NOVA, LOCALIZADA A 34 KM DE CAMPINA GRANDE, REDUZINDO OS CUSTOS FIXOS, TERCEIRIZANDO A PRODUÇÃO DE COMPONENTES, FOCANDO AS ATENÇÕES DA FÁBRICA PARA UMA ÚNICA MARCA. VALE RESSALTAR QUE NÃO HOUVE NENHUM ACIDENTE COM O AFASTAMENTO NA NOVA UNIDADE. AS PERSPECTIVAS PARA SAMOA SÃO DE CRESCIMENTO A PARTIR DO PRÓXIMO ANO, TENDO EM VISTA A CONSOLIDAÇÃO DA TRANSFERÊNCIA FABRIL, INVESTIMENTOS EM COMUNICAÇÃO E DESENVOLVIMENTO DE UMA NOVA LINHA DE PRODUTOS MAIS COMPLETA E COMERCIAL.

SAMOA

IN 2000 WE LAUNCHED NEW, MORE COLORFUL AND STYLISH MODELS FOR THE SAMOA BRAND COLLECTION, THE HIGHLIGHT BEING THE SAMOA SUNNY MODEL, A PLATFORM SANDAL IN NINE DIFFERENT COLORS, WHICH OFFERS COMFORT AND LIGHTNESS TO THE MOST DEMANDING OF WOMEN. OF PARTICULAR SIGNIFICANCE DURING THIS YEAR WAS THE MOVE OF PRODUCTION FROM JABOATÃO TO ALAGOA NOVA, 34 KM FROM CAMPINA GRANDE, WHICH ALLOWED US TO REDUCE FIXED OVERHEADS BY OUTSOURCING THE PRODUCTION OF COMPONENTS AND FOCUSING ON THE PRODUCTION OF ONE BRAND ONLY. IT IS ALSO WORTH POINTING OUT THAT THERE WERE NO ACCIDENTS IN THE NEW PRODUCTION UNIT. THE PROSPECTS FOR SAMOA ARE FOR GROWTH AS FROM NEXT YEAR AS A RESULT OF THE CONSOLIDATION OF THE TRANSFER OF PRODUCTION, INVESTMENTS IN COMMUNICATION AND THE DEVELOPMENT OF A NEW, FULLER AND MORE COMMERCIAL PRODUCT RANGE.





As marcas da Alpargatas apresentaram em relação ao ano anterior crescimento de 15%, enquanto o mercado de varejo calçadista teve crescimento de 5%. Levando em conta apenas os 100 maiores clientes, o desempenho foi ainda melhor, o que mostra um ganho de participação justamente onde o assédio da concorrência estabelece um cenário mais competitivo. No segmento Vestuário Esportivo, o crescimento foi de 146%. A consolidação do Sistema Enxuto de Produção *(Toyota Production System)* viabilizou a redução dos custos de fabricação, aumento da produtividade e melhorias de eficiência. A busca por maior competitividade norteou a Reconfiguração Fabril. Através da melhor alocação da produção nas diversas fábricas, conseguimos obter um crescimento de volume, reduzindo as despesas fixas e tornando a logística mais simples. Foram investidos, pelo segundo ano consecutivo, R$ 14,5 milhões em novas tecnologias, equipamentos e modernizações, que possibilitaram acompanhar as tendências recentes da moda como por exemplo colorações em dégradé.

Alpargatas' brands grew 15% over the previous year whilst the retail market in footwear grew by 5%. If we consider only the 100 largest customers the performance was even better. This shows that we gained market share precisely in the sector where the competition is at its most intense. In the Sportswear segment growth was 146%. Consolidation of the Lean Production System (Toyota Production System) *allowed us to reduce manufacturing costs, increase productivity and improve efficiency. Search for greater productivity was behind our Manufacturing Restructuring program. By allocating production better between the various plants we managed to increase production volume, reduce fixed costs and simplify distribution. For the second year running we invested R$ 14,5 million in new technology, equipment and modernization, which allowed us to accompany the latest trends in fashion such as degradé color schemes.*

RAINHA

TOP OF MIND DA CATEGORIA PELA SEXTA VEZ NA PESQUISA DO INSTITUTO DATAFOLHA. A MARCA TEVE CRESCIMENTO DE 13% NO FATURAMENTO, POR CONTA DO CRESCIMENTO DA PARTICIPAÇÃO DOS PRODUTOS DE MAIOR VALOR AGREGADO. FORAM LANÇADOS 21 PRODUTOS, MANTENDO A ESTRATÉGIA DE SEGMENTAÇÃO DE LINHA, DE ACORDO COM O MERCADO CONSUMIDOR. O DESTAQUE FOI A VOLTA DA MARCA AO SEGMENTO DE TÊNIS E A EXTENSÃO DAS LINHAS INFANTIL, SPORT, SANDALS E RUNNING BÁSICA. COM O TEMA "LOUCOS POR ESPORTE", RAINHA SE APROPRIA DE UM COMPORTAMENTO CADA VEZ MAIS PRESENTE NA POPULAÇÃO: GENTE COMUM QUE PRATICA ESPORTE QUASE COMO PROFISSIONAL. A MARCA ESTEVE FORTEMENTE PRESENTE NA MÍDIA, COM UMA COTA DE PATROCÍNIO DO FUTEBOL NA TV GLOBO, ALÉM DE COMERCIAIS NO CANAL SPORTV E CAMPANHA DE OUTDOOR. VESTUÁRIO RAINHA INICIOU A RETOMADA DE SEU ESPAÇO, COM VOLUMES AINDA PEQUENOS, MAS QUE MOSTRAM O POTENCIAL DA MARCA, COM DESTAQUE PARA A LINHA FEMININA.

TOP OF MIND FOR THE SIXTH TIME IN RESEARCH CARRIED OUT BY THE DATAFOLHA INSTITUTE. THE BRAND GREW BY 13% IN SALES PRINCIPALLY BECAUSE OF GROWTH IN THE VOLUME OF SALES OF THOSE PRODUCTS WITH GREATER ADDED VALUE. THERE WERE 21 NEW PRODUCT LAUNCHES, MAINTAINING THE STRATEGY OF SEGMENTING THE RANGE IN ACCORDANCE WITH THE CUSTOMER MARKET BEING TARGETED. THE HIGHLIGHT WAS THE RETURN OF THE BRAND TO THE TRAINER SEGMENT AND AN EXPANSION OF OUR INFANT, SPORTS, SANDALS AND BASIC RUNNING SHOE LINES. WITH ITS TAG LINE "MAD FOR SPORT" RAINHA HAS ALIGNED ITSELF WITH A BEHAVIOR WHICH IS EVER MORE PREVALENT IN THE POPULATION AS A WHOLE: ORDINARY PEOPLE PRACTICING SPORT ALMOST LIKE THE PROFESSIONALS DO. THE BRAND HAD A VERY STRONG PRESENCE IN THE MEDIA, WITH PARTICIPATION IN THE SPONSORSHIP OF SOCCER ON GLOBO TV, AS WELL AS COMMERCIALS ON SPORTV AND AN OUTDOOR HOARDING CAMPAIGN. RAINHA SPORTSWEAR HAS STARTED TO MAKE A COMEBACK AND WHILST AS YET SALES VOLUMES ARE SMALL IT IS SUFFICIENT TO SHOW THE POTENTIAL OF THE BRAND PARTICULARLY IN THE FEMALE SPORTSWEAR SECTOR.



TOPPER, A MARCA OFICIAL DO BRASILEIRO, NO ESPORTE QUE É A PAIXÃO NACIONAL, O FUTEBOL. LÍDER ABSOLUTA NA CATEGORIA, GRAÇAS AO CONTÍNUO TRABALHO DE VIABILIZAR SOLUÇÕES PARA A PRÁTICA DO FUTEBOL EM SEUS TRÊS NEGÓCIOS: CALÇADOS, BOLAS E VESTUÁRIO. LANÇADORA DE TENDÊNCIAS, TOPPER OCUPA LUGAR DE DESTAQUE NA PREFERÊNCIA DO CONSUMIDOR, APOIADA EM VALORES COMO INOVAÇÃO, GARANTIA DE DESEMPENHO E COMPETITIVIDADE. A CONSISTÊNCIA NO RELACIONAMENTO PERSONALIZADO COM OS CLUBES DE FUTEBOL, PROFISSIONAIS E AMADORES, DE CAMPO E DE SALÃO, E O TRATAMENTO DISPENSADO AOS ATLETAS FAZEM DE TOPPER MOTIVO DE SUCESSO. A MARCA ESTEVE PRESENTE EM CAMPANHAS NA MÍDIA ELETRÔNICA, DESTACANDO-SE "JOGUE O FUTEBOL DOS SEUS SONHOS", E EM REVISTAS E JORNAIS ESPECIALIZADOS. O PONTO-DE-VENDA RECEBEU NOVOS EXPOSITORES, GARANTINDO MAIOR PRESTÍGIO PARA TOPPER. A LINHA DE VESTUÁRIO TOPPER PASSOU POR GRANDES TRANSFORMAÇÕES EM 2000. COM O RESPALDO DOS CLUBES E DE SEUS CONSUMIDORES, A MARCA OUSOU COM PRODUTOS, COMO O TECIDO PATENTEADO MAXDRY, E INOVOU NO MERCADO, COM A PERSONALIZAÇÃO DE CAMISAS POR PRINT STATION, EM QUE O CONSUMIDOR NO MOMENTO DA COMPRA ESCOLHE O NÚMERO E O NOME QUE DESEJA TER ESTAMPADOS NA CAMISA DO SEU TIME. AS AÇÕES DE MERCADO FORAM TAMBÉM MARCA REGISTRADA, COMO A CAMPANHA "TROQUE SUA CAMISA ANTIGA POR UMA NOVA", QUE AGITOU A PRÉ-TEMPORADA DOS CAMPEONATOS. FOI LANÇADA A LINHA DE ACESSÓRIOS IMPORTADOS, COMO LUVAS, CANELEIRAS E PORTA-CHUTEIRAS, QUE COMPLEMENTARAM A COLEÇÃO.

TOPPER

TOPPER IS THE OFFICIAL BRAND OF BRAZILIANS IN THE SPORT WHICH IS THE NATIONAL PASSION: SOCCER. IT IS THE OUTRIGHT LEADER IN THIS CATEGORY THANKS TO THE CONSTANT EFFORTS TO PROVIDE SOLUTIONS FOR SOCCER IN THREE AREAS: SHOES, BALLS AND SPORTSWEAR. TOPPER, A TRENDSETTER WITH INNOVATIVE IDEAS AND THE GUARANTEE OF TOP PERFORMANCE AND COMPETITIVENESS, IS THE CONSUMER'S FIRST CHOICE. CONSISTENCY IN THE PERSONALIZED WAY WE HANDLE RELATIONSHIPS WITH BOTH PROFESSIONAL AND AMATEUR, FIELD AND INDOOR SOCCER CLUBS AND THE WAY IN WHICH WE TREAT THE PLAYERS MAKES TOPPER THE SUCCESS IT IS. THE BRAND WAS ADVERTISED IN ELECTRONIC MEDIA CAMPAIGNS, OF PARTICULAR NOTE BEING "PLAY THE SOCCER YOU ALWAYS DREAMED OF PLAYING" AND IN SPECIALIST NEWSPAPERS AND MAGAZINES. POINT OF SALE OUTLETS RECEIVED NEW DISPLAY STANDS WHICH ENSURED THAT TOPPER ENHANCED ITS REPUTATION. THE TOPPER SPORTS WEAR RANGE UNDERWENT MAJOR CHANGES IN 2000. BACKED BY THE CLUBS AND THE CUSTOMERS THE BRAND INTRODUCED BOLD NEW PRODUCTS LIKE THE PATENTED MATERIAL MAXDRY AND INTRODUCED SOMETHING NEW IN THE MARKET WHEN IT OFFERED SHIRTS PERSONALIZED BY PRINT STATION, WHERE THE CUSTOMER AT THE TIME OF PURCHASE CHOOSES THE NAME AND NUMBER WHICH THEY WANT PRINTED ON THEIR FAVORITE TEAM'S SHIRT. CERTAIN MARKETING INITIATIVES WERE ALSO UNIQUE TO TOPPER LIKE THE CAMPAIGN "EXCHANGE YOUR OLD SHIRT FOR A NEW ONE" WHICH HAD EVERYONE TALKING PRIOR TO THE START OF THE CHAMPIONSHIP SEASON. WE ALSO LAUNCHED OUR IMPORTED ACCESSORIES RANGE, WITH GLOVES, SHIN-PADS AND A SOCCER-SHOE CARRIER TO COMPLETE THE COLLECTION.


Mizuno



SERIOUS PERFORMANCE É O CONCEITO FORTE QUE DIFERENCIA MIZUNO. COM UMA VISÃO AMPLA DE MARKETING, CRIOU-SE UM MIX DE COMUNICAÇÃO EXCLUSIVO E PERSONALIZADO, QUE INTEGRA E COMBINA LANÇAMENTOS DE NOVOS PRODUTOS, FERRAMENTAS DE PROMOÇÃO, RELAÇÕES ESPORTIVAS, AÇÕES COOPERADAS, DISTRIBUIÇÃO SELETIVA, ALÉM DE FORTÍSSIMO INVESTIMENTO EM COMUNICAÇÃO. O RESULTADO FOI UM CRESCIMENTO DE 16% NO VOLUME DE VENDAS EM 2000. FORAM LANÇADOS NO ANO 23 NOVOS MODELOS: 12 NACIONAIS E 11 IMPORTADOS ENTRE CHUTEIRAS E RUNNING. ENTRE OS NOVOS MODELOS, DESTACARAM-SE VICTORY, SUPERFAST, IN COURT, TRAINING NOBUCK, QUICKNESS E EM ESPECIAL O WAVE CREATION. A MARCA TEVE IMPORTANTE PRESENÇA NA MÍDIA, DESTACANDO-SE NOS MEIOS TELEVISÃO, REVISTA, JORNAL, FRONTLIGHT E RELÓGIO DIGITAL. RIVALDO, ATLETA MIZUNO, GANHOU O PRÊMIO DE MELHOR JOGADOR DO MUNDO PELA FIFA. OUTRO ATLETA MIZUNO, LUCIANO PRADO, FOI DESTAQUE COMO PRIMEIRO COLOCADO NAS CATEGORIAS INDIVIDUAL E REVEZAMENTO NA VOLTA À ILHA DE FLORIANÓPOLIS E VENCEDOR DA ULTRAMARATONA, PATROCINADA PELA MARCA. O TIME BCN DE VÔLEI FEMININO, UNIFORMIZADO POR NÓS, FICOU EM TERCEIRO LUGAR NA SUPERLIGA. DESTACAM-SE TAMBÉM A RECEPÇÃO DOS BRASILEIROS NO ESTANDE DA MIZUNO, DURANTE A MARATONA DE NOVA YORK, EM DEZEMBRO, E O PATROCÍNIO DA SÃO SILVESTRE FEMININA, EM SÃO PAULO. A LINHA DE VESTUÁRIO CONQUISTOU, DEFINITIVAMENTE, UM LUGAR NAS PRINCIPAIS VITRINES DO MERCADO. ARROJADA E TRABALHANDO TECIDOS ESPECIAIS, FOI, POUCO A POUCO, CATIVANDO OS CONSUMIDORES. FORAM LANÇADOS OS TECIDOS TECNOLÓGICOS MIZUNO PLUS E OS FORROS ANTIBACTÉRIAS. DAS MEIAS EM COOLMAX ÀS JAQUETAS QUE SE TRANSFORMAM EM BOLSAS, O SUCESSO FOI NOTÁVEL.

MIZUNO

SERIOUS PERFORMANCE *IS A CONCEPT WHICH STRONGLY DIFFERENTIATES MIZUNO FROM ITS COMPETITORS. WITH ITS BROAD MARKETING VISION IT HAS CREATED AN EXCLUSIVE AND PERSONALIZED COMMUNICATION MIX WHICH INTEGRATES AND COMBINES THE LAUNCH OF NEW PRODUCTS, PROMOTION TOOLS, SPORTING RELATIONSHIPS, COLLABORATIVE ACTIONS, SELECTIVE DISTRIBUTION AS WELL AS MASSIVE INVESTMENT IN COMMUNICATION. THE RESULT WAS GROWTH OF 16% IN SALES VOLUME IN 2000. DURING THE YEAR, 23 NEW SOCCER AND RUNNING SHOE MODELS WERE LAUNCHED, 12 OF WHICH WERE LOCAL AND 11 IMPORTED. AMONGST THE NEW MODELS WE MUST ESPECIALLY MENTION THE VICTORY, SUPERFAST, IN COURT, TRAINING NOBUCK, QUICKNESS AND IN PARTICULAR, THE WAVE CREATION. THE BRAND WAS SIGNIFICANTLY EVIDENT IN THE MEDIA, PARTICULARLY ON TELEVISION, IN MAGAZINES AND NEWSPAPERS AND ON FRONT-LIGHTS AND PUBLIC DIGITAL CLOCKS. RIVALDO, SPONSORED BY MIZUNO, WON THE FIFA AWARD FOR THE BEST SOCCER PLAYER IN THE WORLD. ANOTHER MIZUNO PLAYER, LUCIANO PRADO WAS FIRST IN THE INDIVIDUAL AND TEAM CATEGORIES IN THE FLORIANÓPOLIS ISLAND RACE AND WINNER OF THE ULTRAMARATHON WHICH WAS SPONSORED BY MIZUNO. THE BCN FEMALE VOLLEYBALL TEAM, WHICH WEARS MIZUNO SPORTS CLOTHES, WAS THIRD IN THE SUPER LEAGUE. WE MUST HIGHLIGHT ALSO THE RECEPTION GIVEN TO BRAZILIANS AT THE MIZUNO STAND DURING THE NEW YORK MARATHON IN DECEMBER AND THE SPONSORSHIP OF THE SÃO SILVESTRE RACE FOR WOMEN IN SAO PAULO. THE SPORTSWEAR LINE HAS ONCE AND FOR ALL TAKEN ITS PLACE IN THE PRINCIPAL SHOP WINDOWS IN THE MARKET. IN A BOLD WAY AND USING SPECIAL MATERIAL IT HAS LITTLE BY LITTLE CAPTURED THE HEARTS OF THE CONSUMERS. HIGH-TEC MATERIALS, MIZUNO PLUS AND ANTI-BACTERIAL LININGS WERE LAUNCHED. FROM COOLMAX SOCKS TO JACKETS, WHICH TURN INTO BAGS, THE SUCCESS HAS BEEN TREMENDOUS.*



TIMBERLAND OBTEVE, EM 2000, CRESCIMENTO DE 38% NAS ENTREGAS EM RELAÇÃO A 1999. ESSE RESULTADO FOI ALCANÇADO GRAÇAS AO FOCO ESTRATÉGICO NO DESENVOLVIMENTO DE NOVOS PRODUTOS, EM LINHA COM AS EXPECTATIVAS DO MERCADO, FABRICAÇÃO NACIONAL DE UM MAIOR NÚMERO DE MODELOS, DISTRIBUIÇÃO E EXPORTAÇÃO. FORAM LANÇADOS NOVE NOVOS PRODUTOS COM EXCELENTE PADRÃO DE QUALIDADE, RECONHECIDO INTERNACIONALMENTE. EM AGOSTO, FOI INAUGURADA A TERCEIRA LOJA FLAGSHIP EM SÃO PAULO, NA RUA OSCAR FREIRE. O MERCOSUL FAVORECEU AS EXPORTAÇÕES, QUE CRESCERAM 34% EM RELAÇÃO A 1999. OS INVESTIMENTOS COM PUBLICIDADE TAMBÉM CONTRIBUÍRAM PARA AUMENTAR O CONHECIMENTO DA MARCA ENTRE OS CONSUMIDORES, COM OS PRODUTOS DISPUTANDO LUGAR PRIVILEGIADO NAS VITRINES DE CALÇADOS. EM JULHO, A FÁBRICA DE VERANÓPOLIS INICIOU O PROCESSO DE PRODUÇÃO DOS CALÇADOS, HOJE EM LINHA.

TIMBERLAND

IN 2000 TIMBERLAND GREW BY 38% IN PRODUCTION IN RELATION TO 1999. THIS RESULT WAS ACHIEVED THANKS TO OUR STRATEGIC FOCUS ON NEW PRODUCT DEVELOPMENT IN LINE WITH MARKET EXPECTATIONS, THE LOCAL PRODUCTION OF A GREATER NUMBER OF MODELS, DISTRIBUTION AND EXPORTATION. WE LAUNCHED 9 NEW PRODUCTS, ALL WITH EXCELLENT, INTERNATIONALLY RECOGNIZED STANDARDS OF QUALITY. IN AUGUST WE OPENED THE THIRD FLAGSHIP STORE IN OSCAR FREIRE STREET, IN SAO PAULO. MERCOSUR HELPED OUR EXPORTS, WHICH GREW BY 34% OVER 1999. INVESTMENTS IN ADVERTISING ALSO HELPED TO PROMOTE BRAND AWARENESS WITH THE CONSUMERS AND OUR PRODUCTS EARNED A PRIVILEGED POSITION IN SHOE STORE WINDOWS. IN JULY THE VERANOPOLIS PLANT BEGAN MANUFACTURING SHOES AND IS NOW IN FULL PRODUCTION.


LOCOMOTIVA



O ano de 2000 foi especialmente positivo para a Divisão Lonas e Coberturas, que se consolidou, estrategicamente, como líder de mercado em praticamente todos os segmentos em que atua, com participação marcante nas cinco principais linhas de processo industrial: Algodão, PVC, Polietileno, Acrílico e Poliéster. Tal abrangência possibilitou redirecionamento significativo no mix de produtos, privilegiando aqueles de maior valor agregado. A estratégia adotada, associada à atuação agressiva em vendas, garantiu aumento de 15,2% no faturamento anual, em relação aos valores de 1999. O sucesso obtido com o lançamento do Night&Day Poli Light, focado em soluções arquitetônicas, consolidou definitivamente o crescimento no segmento Toldos, garantindo às marcas Night&Day e Durasol participação de 40% no mercado nacional.

The year 2000 was especially good for the Tarpaulins and Coverings Division which strategically consolidated its position as market leader in practically all of the sectors in which it operates, with a significant share in the five main industrial process lines: cotton, PVC, polyethylene, acrylic and polyester. Such a wide range of products allowed us to carry out a significant restructuring of our product mix in order to give more emphasis to those with greater added value. This strategy, allied to a more aggressive sales stance, guaranteed an increase of 15,2% in annual sales in relation to 1999. The success of the launch of Night & Day Poli Light, which is aimed at providing architectural solutions, consolidated our growth in the Awnings segment in a very decisive way and allowed the Night & Day and Durasol brands to capture a 40% share of the Brazilian market.

LOCOMOTIVA

NA MODALIDADE TRANSPORTE, A DUPLA EFICAZ LOCOMOTIVA ENCERADO E LONIL, COM 95% E 45% DE PARTICIPAÇÃO NO MERCADO, RESPECTIVAMENTE, CONTINUA ATENDENDO PLENAMENTE A TODAS AS EXPECTATIVAS NO SEGMENTO, GARANTINDO LIDERANÇA DISPARADA NA PREFERÊNCIA DOS CONSUMIDORES. O LANÇAMENTO DOS PRODUTOS LONIL BRANCO/GELO E LONIL CINZA/GELO, AMBOS PARA APLICAÇÃO EM GALPÕES ESTRUTURADOS, PROPICIOU EXPECTATIVAS MUITO POSITIVAS PARA OS PRÓXIMOS ANOS. LONALEVE ELEVOU SUA PARTICIPAÇÃO PARA 50% NO SEGMENTO DE COBERTURAS AGRÍCOLAS, AINDA COM FORTES PERSPECTIVAS DE CRESCIMENTO PARA 2001, PRINCIPALMENTE NO SEGMENTO AVIÁRIO. A CONSTANTE PARTICIPAÇÃO NA MÍDIA ESPECIALIZADA E A PRESENÇA EFETIVA NOS PRINCIPAIS EVENTOS RELACIONADOS AOS SEGMENTOS TRANSPORTE RODOVIÁRIO, AGROPECUÁRIA E COMUNICAÇÃO VISUAL GARANTIRAM SIGNIFICATIVA VISIBILIDADE PARA AS MARCAS DA DIVISÃO.

IN THE TRANSPORT SECTOR, THE STAR DUO, THE LOCOMOTIVA AND LONIL TARPAULINS, WHICH HAVE 95% AND 45% MARKET SHARE RESPECTIVELY, CONTINUE TO MEET THE EXPECTATIONS OF THE MARKET SECTORS THEY SERVE, WHICH IN TURN ALLOWS THEM TO GUARANTEE THEIR RUNAWAY POSITION AS LEADERS IN THE CUSTOMER PREFERENCE RACE. THE LAUNCH OF THE LONIL WHITE/ICE AND GRAY/ICE PRODUCTS FOR USE ON OPEN-SIDED SHEDS PROMISES TO BE A MOVE WHICH WILL HAVE A VERY POSITIVE EFFECT ON FUTURE YEARS' RESULTS. LONALEVE INCREASED ITS SHARE IN THE AGRICULTURAL COVERINGS SECTOR TO 50% WITH VERY STRONG GROWTH PROSPECTS FOR 2001, PRINCIPALLY IN THE AVIARY SECTOR. OUR CONTINUAL APPEARANCE IN THE SPECIALIST MEDIA AND EFFECTIVE PARTICIPATION IN THE MAIN EVENTS RELATED TO ROAD TRANSPORT, AGRICULTURE AND VISUAL COMMUNICATION HAVE GUARANTEED SIGNIFICANT EXPOSURE FOR THE DIVISION'S BRANDS.



OS SEGMENTOS DE COBERTURAS NÁUTICAS E, ESPECIALMENTE, DE COBERTURAS DECORATIVAS PRESENCIARAM NO ANO 2000 A CONSOLIDAÇÃO DE UM PRODUTO QUE ERA, ATÉ ENTÃO, APENAS UMA ALTERNATIVA AOS PRODUTOS IMPORTADOS: A LONA ACRÍLICA SEMPREVIVA. ANTES DISSO, A CAPACIDADE DE SUPORTAR AS SEVERAS CONDIÇÕES DO AMBIENTE MARINHO E SOL INTENSO, E AS CARACTERÍSTICAS DE GRANDE DURABILIDADE, COM A BELEZA E O "TOQUE" DE UM TECIDO NOBRE, SEMPRE FORAM VIRTUDES TIPICAMENTE RECONHECIDAS NOS MATERIAIS PRODUZIDOS NOS EUA E EUROPA. DESDE O FINAL DE 1998, O SUCESSO DAS CAMPANHAS PUBLICITÁRIAS FOCADAS NO SEGMENTO NÁUTICO E DE DECORAÇÃO EXTERNA FEZ COM QUE SEMPREVIVA SE FIRMASSE DEFINITIVAMENTE NO MERCADO, ASSUMINDO A LIDERANÇA NA COBERTURA DE BARCOS, COM 80% DE *MARKET SHARE*, E TORNANDO-SE PRODUTO AMPLAMENTE CONHECIDO POR DECORADORES E ARQUITETOS. COM CRESCIMENTO DE 32% EM RELAÇÃO AO ANO ANTERIOR, SEMPREVIVA TORNOU-SE UM DOS PRODUTOS DE MAIOR POTENCIAL DE CRESCIMENTO NA DIVISÃO LONAS E COBERTURAS.

SEMPREVIVA

IN 2000, THE NAUTICAL COVERINGS AND PARTICULARLY THE DECORATIVE COVERINGS SEGMENTS SAW A PRODUCT, WHICH UNTIL NOW HAS BEEN MERELY AN ALTERNATIVE TO IMPORTED PRODUCTS, CONSOLIDATE ITS POSITION; THAT PRODUCT WAS THE SEMPREVIVA ACRYLIC TARPAULIN. UP UNTIL NOW, THE ABILITY TO ENDURE SEVERE MARINE WEATHER CONDITIONS AND INTENSE SUNLIGHT, ALONG WITH THE CHARACTERISTICS OF DURABILITY, BEAUTY AND THAT "LOOK" OF A TOP-CLASS MATERIAL, HAVE BEEN ALWAYS TYPICALLY ASSOCIATED WITH MATERIALS PRODUCED IN EUROPE AND THE USA. SINCE THE END OF 1998 THE SUCCESS OF PUBLICITY CAMPAIGNS AIMED AT THE NAUTICAL AND EXTERNAL DECORATION SEGMENTS HAS MEANT THAT SEMPREVIVA HAS FIRMLY ESTABLISHED ITSELF IN THE MARKET ONCE AND FOR ALL AND HAS TAKEN THE LEADING POSITION IN THE BOAT COVERINGS MARKET WITH 80% MARKET SHARE. IT HAS ALSO BECOME A PRODUCT WIDELY KNOWN BY DECORATORS AND ARCHITECTS. WITH 32% GROWTH OVER THE PREVIOUS YEAR, SEMPREVIVA HAS BECOME ONE OF THE TARPAULINS AND COVERINGS DIVISION'S PRODUCTS WITH THE GREATEST GROWTH POTENTIAL.



system
INTERACTION
RAINHA
eias
USTOP
TOP OUTFITTERS
MEGGA
PARA TROCA
O CUPOM FISCAL
ESTA ETIQUETA
TOPPER



EM 2000, O MEGGASHOP FIRMOU SUA POSIÇÃO DE *OUTLET* DE FÁBRICA E LOJA PIONEIRA NO CONCEITO DE AUTO-SERVIÇO VOLTADA PARA A VENDA DE TÊNIS. FORAM INAUGURADAS AS UNIDADES NATAL SHOPPING, SHOPPING BOA VIAGEM, EM RECIFE, E MARTCENTER CAXIAS, EM CAXIAS DO SUL. COM ISSO, O NÚMERO TOTAL DE LOJAS FOI AMPLIADO PARA 19 E FOI VENDIDO 1,5 MILHÃO DE PEÇAS. PRATICAMENTE CONCLUINDO A IMPLEMENTAÇÃO DO NOVO CONCEITO MEGGASHOP, FORAM REFORMADAS AS INSTALAÇÕES E A APRESENTAÇÃO VISUAL DAS LOJAS DE SÃO JOSÉ DOS CAMPOS, SOROCABA, CAMPINAS, MOGI MIRIM E JOÃO PESSOA. A LOJA DE CAMPINA GRANDE, AGORA NO CENTRO DA CIDADE, TORNOU-SE MAIS VISÍVEL E ATUALIZADA. FOI CRIADA A LOJA VIRTUAL MEGGASHOP, www.meggashop.com.br. COM OS SISTEMAS GERENCIAIS, ADMINISTRATIVOS E DE GESTÃO DE ESTOQUE ESTRUTURADOS, ATUALIZARAM-SE OS EQUIPAMENTOS E OS CONTROLES INTERNOS, O QUE AUMENTOU A PRODUTIVIDADE. O DESENVOLVIMENTO DOS FUNCIONÁRIOS MANTEVE-SE COMO OBJETIVO PRIORITÁRIO. FORAM REALIZADAS DUAS CONVENÇÕES COM TODOS OS GERENTES, E IMPLEMENTADAS AÇÕES PARA O TREINAMENTO TÉCNICO DE TODA A EQUIPE. DIVERSAS PROVIDÊNCIAS VOLTADAS PARA A MELHORIA DAS CONDIÇÕES E DA SEGURANÇA NO TRABALHO PERMITIRAM ATINGIR O OBJETIVO DE ZERAR OS ACIDENTES NO ANO. NA ÁREA DE MARKETING, DESTACAM-SE A NOVA ESTRATÉGIA DE DISTRIBUIÇÃO DOS ENCARTES PROMOCIONAIS E A ADOÇÃO DO NOVO CONCEITO DE COMUNICAÇÃO INTERNA NAS LOJAS. CORNERS DE FUTEBOL, COMPOSTOS DE UMA MINIQUADRA DE ESPORTES COM EXPOSIÇÃO DE PRODUTOS AFINS, FORAM INSTALADOS NAS LOJAS DA MOOCA, SP MARKET, LAPA, RECIFE, CAXIAS DO SUL E SÃO JOSÉ DOS CAMPOS. EM TERMOS DE PRODUTOS, FOI INCREMENTADA A PARTICIPAÇÃO DAS CONFECÇÕES COM AS MARCAS PRÓPRIAS SEA CLUB, US TOP E JEANERATION. NO SEGMENTO DE TÊNIS, FOI DESENVOLVIDA UMA LINHA EXCLUSIVA DE PRODUTOS TOPPER, RAINHA, SEA CLUB E DAYTONA.

MEGGASHOP

IN 2000 THE MEGGASHOP CHAIN OF FACTORY OUTLET STORES CONSOLIDATED ITS POSITION AS A PIONEER OF THE SELF-SERVICE CONCEPT AS APPLIED TO THE SALE OF TRAINERS. STORES WERE OPENED IN NATAL SHOPPING, SHOPPING BOA VIAGEM IN RECIFE AND MARTCENTER CAXIAS IN CAXIAS DO SUL. THIS BROUGHT THE TOTAL NUMBER OF STORES TO 19 AND 1.5 MILLION PAIRS OF SHOES WERE SOLD. AS WE FINALIZE THE IMPLEMENTATION PHASE OF THE NEW MEGGASHOP CONCEPT THE FACILITIES AND VISUAL PRESENTATION OF THE SÃO JOSÉ DOS CAMPOS, SOROCABA, MOGI MIRIM AND JOÃO PESSOA STORES HAVE BEEN UPDATED. THE CAMPINA GRANDE STORE, NOW IN THE CENTER OF THE CITY, HAS BECOME MORE VISIBLE AND MODERN. WE ALSO SET UP OUR VIRTUAL MEGGASHOP STORE AT www.meggashop.com.br. NOW THAT OUR MANAGEMENT, ADMINISTRATION AND STOCK CONTROL SYSTEMS HAVE BEEN FULLY STRUCTURED WE HAVE UPDATED OUR EQUIPMENT AND INTERNAL CONTROLS. THIS HAS LED TO AN INCREASE IN PRODUCTIVITY. HELPING OUR EMPLOYEES DEVELOP HAS CONTINUED TO BE A PRIORITY. WE HELD TWO CONVENTIONS INVOLVING ALL THE MANAGERS AND IMPLEMENTED THE ACTIONS NECESSARY TO PROVIDE TECHNICAL TRAINING FOR THE WHOLE TEAM. THE VARIOUS MEASURES WE TOOK TO IMPROVE THE SAFETY OF WORKING CONDITIONS ALLOWED US TO ATTAIN OUR GOAL FOR THIS YEAR OF TOTALLY ELIMINATING ACCIDENTS. IN THE MARKETING AREA WE MUST HIGHLIGHT OUR NEW STRATEGY FOR DISTRIBUTING PROMOTIONAL PAMPHLETS AND THE NEW CONCEPT IN INTERNAL COMMUNICATION IN THE STORES. SOCCER CORNERS, COMPRISING A MINIATURE SPORTS COURT WHERE SPORTING EQUIPMENT IS DISPLAYED, WERE INSTALLED IN OUR STORES IN MOOCA, SP MARKET, LAPA, RECIFE, CAXIAS DO SUL AND SÃO JOSÉ DOS CAMPOS. IN PRODUCT TERMS WE INCREASED THE PROPORTION OF THOSE BEARING OUR OWN BRAND NAMES, SEA CLUB, US TOP AND JEANERATION. IN THE TRAINER SEGMENT WE DEVELOPED AN EXCLUSIVE LINE OF TOPPER, RAINHA, SEA CLUB AND DAYTONA PRODUCTS.

RECURSOS HUMANOS

VOCE

O ano de 2000 foi um ano de grandes conquistas. A principal foi a de ter sido escolhida, entre tantas outras, uma das 100 melhores empresas para se trabalhar. A Alpargatas sente muito orgulho disso!

Esse reconhecimento reflete a política da empresa na gestão das pessoas e as inúmeras ações realizadas na Sede, nas fábricas e nas comunidades onde a empresa atua. E reforça, cada vez mais, o compromisso com a responsabilidade social inerente a todo e qualquer negócio da SP Alpargatas.

Investimentos superiores a R$ 1,5 milhão permitiram atualizar a mão-de-obra frente ao avanço da tecnologia e aos novos modelos de gestão, contribuindo também para a empregabilidade dos funcionários. Esses recursos foram aplicados em gestão de pessoas, trainees, programas de treinamento e capacitação gerencial, centro de formação profissional e no projeto educacional "Caminhar e aprender", que visa a erradicar o analfabetismo em toda a empresa.

Segurança, Saúde e Meio Ambiente têm representado um grande desafio. Nossas taxas vêm sendo reduzidas expressivamente, desde 1997. Nesse último ano fizemos investimentos superiores a R$ 3 milhões. Isso permitiu à Alpargatas reduzir as taxas de freqüência e de gravidade nos acidentes de trabalho em 37% e 62%, respectivamente, em comparação a 1999. Ainda é pouco. Temos muito a melhorar. Nossa meta é zero acidente.

Investimentos em Qualidade de Vida no Trabalho, tanto na Sede como nas fábricas, garantiram a organização de eventos internos e externos, voltados para educação da saúde, lazer, esportes e auto-ajuda. Foram proferidas palestras sobre Marketing Pessoal, Etiqueta, Família e Educação de Filhos, Drogas e Álcool, Artesanato, Culinária, Passeios, Ginástica, Visitas Culturais, Saúde Emocional, entre outras.

Programas comunitários nos permitiram fazer entrega de produtos e alimentos para a população carente, doados por funcionários, campanhas de saúde e higiene, ações sociais em creches, orfanatos, escolas periféricas, suporte às práticas esportivas com crianças carentes e apoio das marcas a funcionários na prática do esporte amador. Nossos funcionários, em várias localidades onde atuamos, estiveram presentes, junto à população, na ajuda às vítimas de enchentes, com doação de roupas e alimentos. Merece destaque, nas ações sociais voltadas para a comunidade, a Campanha Nacional de Combate à Aids, desenvolvida para os caminhoneiros, em conjunto com o Ministério da Saúde. Outra conquista importante foi o Prêmio SESI de Qualidade no Trabalho 2000, dado à Unidade Industrial de Pouso Alegre.

Outros investimentos e ações foram realizados na implementação e divulgação da política salarial em todos os níveis de mensalistas. O Plano de Previdência Privada foi revisto e melhorado com a criação do Superprev e conseqüente migração de 98% dos funcionários do Plano de Benefício Definido para o Plano de Contribuição Definida.

Cabe ressaltar que a Alpargatas vem sendo considerada uma das empresas mais éticas do Brasil, segundo pesquisa da FGV de julho de 2000. Portanto, *Ética, Respeito às Pessoas e Responsabilidade com Compromisso* são valores que estão presentes em todas as atividades da empresa.

Vale citar que a responsabilidade com compromisso através do lucro e performance financeira obtidos e a conduta ética com acionistas, clientes, fornecedores, comunidade e funcionários garantem relações produtivas, confiáveis e duradouras, que, no final, se 32 tornam a meta maior de empresas vencedoras.

VOCE

The year 2000 was a year of significant achievements. The main one was to have been chosen, out of so many others, as one of the 100 best companies to work for. Alpargatas is very proud of this fact.

This recognition is a reflection of the company's policy as regards the management of people and the countless actions carried out at Head Office, in the plants and in the communities where the company operates. Furthermore, it increasingly underlines our commitment to social responsibility, inherent in everything which SP Alpargatas does.

More than R$1.5 million in investments allowed the company to bring our work force up-to-date on topics such as technological advances and new management models. This also improved the future employment potential of employees. Resources were used in managing people better, in trainee programs, in management training and development programs, in a center for professional development and in our educational project, "Caminhar e Aprender" (Progress and Learning), the aim of which is to stamp out illiteracy within the company as a whole.

Health, Safety and the Environment have all presented a great challenge. Our accident rates have decreased significantly since 1997. Last year we invested more than R$ 3 million in this area. This has allowed Alpargatas to reduce the frequency and severity potential of its work-related accidents by 37% and 62% respectively when compared to 1999. It's still too little. There is a lot of room for improvement. Our goal is have no accidents at all.

Investments in the Quality of Life at Work program, both in the Head Office as well as in the plants, allowed us to organize internal and external events, aimed at educating our employees about health, leisure, sports and self-help. There were also lectures on Personal Marketing, Etiquette, the Family and Child Education, Drugs and Alcohol, Handicrafts, Cooking and Emotional Health. In addition we arranged Excursions, Gymnastics, Cultural Visits, Emotional Health and other activities.

Community programs meant we could deliver products and food, donated by employees, to the needy population. There were health and hygiene campaigns, social actions in child nurseries, orphanages and schools on the outskirts of towns. We supported sporting activities for needy children and our various brands provided support for employees who practice amateur sports. Our employees in several of the places where we operate helped the local population provide aid for those who were victims of flooding, by donating food and clothes. Included in the social actions' program aimed at local communities it is worth highlighting the National Aids Prevention Campaign, in association with the Ministry of Health, directed at truck drivers. Another triumph was the SESI Quality at Work Prize, won by our plant in Pouso Alegre.

Other investments and efforts went into implementing and publicizing the new salary policy for all monthly-paid employees. The Corporate Pension Plan was reviewed and improved and Superprev was set up. Some 98% of all employees changed from a Fixed Benefit plan to a Fixed Contribution plan.

It is also worth noting that Alpargatas is considered one of the most ethical companies in Brazil, according to research carried out in July 2000 by the Getulio Vargas Foundation. Therefore, Ethics, Respect for People and Accountability are values which are present in all corporate activities.

Worth mentioning, too is the fact that Accountability by means of profit and financial performance and ethical dealings with shareholders, customers, suppliers, communities and employees lead to productive, reliable and long-lasting relationships which, at the end of the day, are the ultimate goal of winning organizations.

ESTRUTURA CORPORATIVA

CORPORATE STRUCTURE

SP ALPARGATAS

- AMAPOLY IND. E COM. LTDA. 100%
- ANSTALT/ EXPASA FLÓRIDA INC. 100%
- ALBRÁS S.A. 100%
- MARNAY TRADING S.A. 100%
- SANTISTA TÊXTIL S.A. 25% total / total 45% votante / voting

ESTRUTURA ORGANIZACIONAL

ORGANIZATION STRUCTURE

- CONSELHO DE ADMINISTRAÇÃO *Board of Directors*
  - AUDITORIA INTERNA *Internal Audit*
  - DIRETOR PRESIDENTE *C.E.O.*
    - ADMINISTRAÇÃO E FINANÇAS *C.F.O.*
      - NEGÓCIOS IMOBILIÁRIOS *Real Estate*
      - TIMBERLAND *Timberland*
      - INFORMÁTICA *Information Technology*
    - COMUNICAÇÃO *Communication*
    - RECURSOS HUMANOS *Human Resources*
    - CALÇADOS E ARTIGOS ESPORTIVOS *Athletic Footwear*
    - CALÇADOS E SANDÁLIAS DE BORRACHA/PVC *Rubber/PVC Footwear & Sandals*
    - LONAS E COBERTURAS *Coverings & Tarpaulings*
    - VAREJO ESTRATÉGICO *Strategic Retail*

UNIDADES DE NEGÓCIO *Business Units*

ADMINISTRAÇÃO

MANAGEMENT

CONSELHO DE ADMINISTRAÇÃO / *BOARD OF DIRECTORS*

Presidente / *Chairman*

Luis Roberto Ortiz Nascimento

Membros Efetivos / *Permanent Members*

Carlos Pires Oliveira Dias
Fernando Tigre de Barros Rodrigues
João Moisés de Oliveira
Paulo Roberto Sinoti

Membros Suplentes / *Alternate Members*

Fernando de Arruda Botelho
José Edison Barros Franco
Francisco Silvério Morales Cespede
Inácio Clemente da Silva
Otto Werner Nolte

DIRETORIA / *OFFICERS*

Diretor Presidente / *Chief Executive Officer*

Fernando Tigre de Barros Rodrigues

Diretores Estatutários / *Company Officers*

Eduardo Pereira Lara
Francisco Silvério Morales Cespede
Paulo Pereira Lalli

Diretores / *Officers*

Arnaldo Inocêncio de Mello Franco
Clóvis Tadeu David
Gilberto de Almeida Sampaio
Luciano Valença de Freitas
Márcio Utsch
Rui La Laina Porto
Walter Jesus da Silva Filho

Antonio Carlos Boscatto

INFORMAÇÕES CORPORATIVAS

CORPORATE INFORMATION

RAZÃO SOCIAL E SEDE
São Paulo Alpargatas S.A.
CNPJ 61.079.117/0001-05
NIRE 35.300.025.270
Inscrição Estadual 110.246.411.113
Rua Urussuí, 300, Itaim Bibi
04542-903 - São Paulo - SP
Tel.: (11) 3847-7397 - Fax: (11) 3847-7337

RELAÇÕES COM INVESTIDORES
Nossos acionistas e outras pessoas interessadas em obter informações sobre a companhia devem contatar
Sr. Francisco Cespede - Diretor Financeiro e de Relações com Investidores
Sr. José Sálvio Moraes - Gerente Financeiro e de Relações com Investidores
Tel.: (11) 3847-7397
Fax: (11) 3847-7337
e-mail: jsalvio@alpargatas.com.br

SISTEMA DE AÇÕES ESCRITURAIS
A instituição depositária das ações escriturais de emissão da companhia é o Banco Itaú S.A., através de sua Superintendência de Serviços a Acionistas, localizada no seguinte endereço:
Rua XV de Novembro, 318, São Paulo - SP - Brasil
Tel.: (11) 237-5529 - Fax: (11) 237-5695

OS ACIONISTAS PODEM SER ATENDIDOS:
(21) 276-2458 - Rio de Janeiro
(51) 210-9150 - Porto Alegre
(31) 249-3524 - Belo Horizonte

PROGRAMA ADR
Os ADRs Nível I da companhia estão registrados na Securities and Exchange Comission (SEC), nos Estados Unidos, sob número 803052.10.9, para as ações ordinárias, e 803052.20.8, para as ações preferenciais.
O banco depositário é o The Bank of New York
Teresa Stein 1(212) 815-2921

AUDITORES INDEPENDENTES
PricewaterhouseCoopers
Wander R. Telles
Sócio-responsável

REGISTROS
A companhia está registrada na Bolsa de Valores de São Paulo e na CVM - Comissão de Valores Mobiliários (nº 010.45/6)

JORNAIS DE DIVULGAÇÃO DE INFORMAÇÕES
Diário Oficial do Estado de São Paulo
Gazeta Mercantil

RELATÓRIO ANUAL
Exemplares podem ser solicitados na área de Relações com Investidores

CORPORATE HEAD OFFICE
São Paulo Alpargatas S/A
General Taxpayer's Register: 61.079.117/0001-05
State Register: 110.246.411.113
Rua Urussuí, 300 Itaim Bibi,
04542-903 - São Paulo-SP
Tel.: 55 (11) 3847-7397 - Fax: 55 (11) 3847-7337

INVESTOR RELATIONS
Should shareholders and investors require further Information about the Company please contact: Mr. Francisco Cespede - C.F.O. and Investor Relations Officer.
Mr. José Sálvio Moraes - Financial and Investor Relations Manager
Tel.: 55(11) 3847-7397
Fax: 55(11) 3847-7337
e-mail: jsalvio@alpargatas.com.br

TRANSFER AGENT
The Transfer Agent for the Company's inscribed shares is Banco Itaú S/A:
Rua XV de Novembro, 318, São Paulo - SP - Brasil
Tel.: 55 (11) 237-5529 - Fax: 55 (11) 237-5695

ASSISTANCE TO SHAREHOLDERS MAY BE PROVIDED AT:
(21) 276-2458 - Rio de Janeiro
(51) 210-9150 - Porto Alegre
(31) 249-3524 - Belo Horizonte

ADR PROGRAM
The Company's ADR level I program is registered at the Securities and Exchange Commission (SEC) under the CUSIP number 803052.10.9 for the common shares and 803052.20.8 for the preferred shares.
The Bank of New York is the depositary bank.
Ms. Teresa Stein 1(212) 815-2921

INDEPENDENT AUDITORS
PricewaterhouseCoopers
Wander R. Telles
Partner in charge

STOCK REGISTRATION
The stocks are registered at CVM - Brazilian Securities Commision - under Nº 010.45/6.

PUBLICATION
Diário Oficial do Estado de São Paulo
Gazeta Mercantil

ANNUAL REPORT
Issues may be obtained at the Company's Investor Relations Department.

SP ALPARGATAS

DEMONSTRAÇÕES FINANCEIRAS 2000

FINANCIAL STATEMENTS 2000

Criação e Produção
Salles D'Arcy Publicidade Ltda.

Fotos
Paulo Fridman

Fotolito e Impressão
Gama Gráficos e Editores Ltda.

SP ALPARGATAS

DEMONSTRAÇÕES FINANCEIRAS 2000
FINANCIAL STATEMENTS 2000

SP ALPARGATAS

DEMONSTRAÇÕES FINANCEIRAS 2000

Senhores Acionistas,

Pensando *"com a cabeça no consumidor."* Esse foi o lema da administração da São Paulo Alpargatas que, em conjunto com estratégias de comunicação, gestão fabril, financeira e de recursos humanos, permitiu atingir os resultados de 2000.

Calçados e artigos esportivos, com 91 novos modelos lançados, aumentaram o faturamento em 15% em relação a 1999. As estratégias de comunicação das marcas Rainha, Topper, Mizuno e Drible envolveram campanhas e patrocínio de campeonatos esportivos televisados, realização de maratonas, anúncios em revistas e jornais de esportes, painéis luminosos e várias outras ações que contribuíram para o incremento de vendas. Rainha ganhou o Prêmio Top of Mind 2000 na categoria Tênis, concedido pelo Datafolha. Na área fabril adotamos o *Toyota Production System*, inovador processo de gestão industrial, que resultou em maior produtividade na fabricação de calçados esportivos.

Com 38 anos de sucesso, as Havaianas continuaram presentes na mente e nos pés dos consumidores, atingindo nesse ano o recorde de 110 milhões de pares entregues, 12% superior ao ano passado. Os novos modelos Havaianas Fashion, Cristal, Kids 200 e 300 e Millenium foram divulgados através de simpáticas e bem-humoradas campanhas de mídia. Havaianas recebeu os prêmios Top of Mind da Folha de São Paulo e Marketing Best da Fundação Getúlio Vargas. Relançamos a coleção das sandálias Samoa, cuja produção foi transferida para a nova fábrica de Alagoa Nova, no Estado da Paraíba.

Obtivemos bons resultados no negócio de Lonas e Coberturas, cujo faturamento cresceu 15% em relação a 1999. Contribuíram para esse aumento os novos produtos, Poli Light, aplicado em coberturas arquitetônicas e desenvolvido como alternativa ao policarbonato, e Locomotiva Lonil.

Líder no segmento outdoor, a marca Timberland segue em ascensão mundial e consolida-se como um Life Style Brand, oferecendo aos consumidores uma linha completa de calçados, confecções e acessórios. No mercado interno, a ampliação dos modelos de calçados, com nove lançamentos, foi responsável pelo crescimento de 38% no volume em relação ao ano anterior. Inauguramos a terceira loja Timberland em São Paulo, como parte da estratégia de ampliação desse canal de distribuição. As exportações para o Mercosul aumentaram 34% em relação ao ano passado.

A rede de lojas Meggashop, *outlets* de fábrica para venda de produtos de ponta de estoque, encerrou o ano com um total de 19 lojas, 667 mil clientes atendidos e um incremento no faturamento de 14% em relação ao ano anterior. Investimos em sistemas e equipamentos de informática para melhoria operacional das lojas e para melhor gestão de estoques. Implantamos o site de vendas pela Internet www.meggashop.com.br.

Apresentamos os principais indicadores de desempenho da companhia com base nas Demonstrações Financeiras constantes na nota explicativa número 19 - Informações Suplementares.

- A receita operacional bruta foi de R$ 690,7 milhões, 17,7% superior ao ano anterior.
- As despesas com vendas, gerais e administrativas representaram 32,3% das vendas líquidas contra 32,8% em 1999.
- A nossa controlada em conjunto Santista Têxtil contribuiu, no ano, com a equivalência patrimonial positiva de R$ 10,7 milhões.
- EBITDA foi de R$ 79,2 milhões, um aumento de R$ 5,3 milhões em relação ao ano anterior.
- Lucro líquido de R$ 67,6 milhões ou 11,7% das vendas líquidas, aumentou 33,6% em relação ao exercício anterior. Esse resultado permite a distribuição de dividendos no valor de R$ 16,0 milhões, dos quais R$ 3,0 milhões foram antecipados em setembro.

- Em 2000 a geração de caixa das operações possibilitou a obtenção de uma posição financeira líquida positiva de R$ 35,8 milhões no final do exercício.
- Nossas exportações globais cresceram 26% e nossa produtividade por funcionário (vendas líquidas por funcionário) aumentou 24,3% em relação a 1999.
- As ações PN da São Paulo Alpargatas valorizaram-se 18% enquanto o IBOVESPA desvalorizou-se 11%.

Nossos valores, *Ética, Respeito às Pessoas e Responsabilidade com Compromisso*, mais do que nunca, se fizeram presentes.

Nossos resultados de lucro e performance financeira obtidos reforçam a prática da responsabilidade com compromisso.

Nossa conduta ética para com nossos acionistas, clientes, fornecedores, comunidades e funcionários nos garante relações produtivas, confiáveis e duradouras.

No tocante ao respeito às pessoas registramos o crescimento do índice de favorabilidade em dez pontos percentuais (de cinco pontos abaixo do mercado para cinco pontos acima) em nossa Pesquisa de Clima realizada pela segunda vez em 2000 e que faz parte da nossa estratégia de gestão.

Em pesquisa realizada pela revista Exame fomos escolhidos como uma das 100 melhores empresas brasileiras para se trabalhar.

Inúmeras ações realizadas nas nossas unidades e nas comunidades onde atuamos traduzem cada vez mais nosso compromisso com a responsabilidade social inerente a todo e qualquer negócio da Alpargatas.

- Investimentos de R$ 200 mil em programas comunitários com doações, voluntariado, campanhas de saúde e higiene, ações sociais em creches, orfanatos, escolas periféricas e suporte às práticas esportivas com crianças carentes.
- Investimentos em Qualidade de Vida no Trabalho permitiram organizar eventos internos e externos ligados à saúde e educação, motivacionais, coral, esportes, lazer, com palestras sobre tópicos como: Marketing Pessoal, Etiqueta, Família e Educação de Filhos, Drogas e Álcool, Artesanato para funcionários e familiares, Passeios, Ginástica, Visitas Culturais, Culinária e Saúde Emocional.
- Investimentos em Segurança, Saúde e Meio Ambiente superiores a R$ 3,0 milhões proporcionaram à Alpargatas reduzir as taxas de freqüência em 37% e de gravidade em 62% nos acidentes de trabalho, comparativamente a 1999.
- Investimentos superiores a R$ 1,5 milhão na gestão de pessoas, em programas de treinamento, capacitação e ultimamente em um projeto educacional de erradicação do analfabetismo na área operacional, nos permitem atualizar nossa mão-de-obra frente ao avanço da tecnologia e novos modelos de gestão, garantindo inclusive a empregabilidade dos nossos funcionários.
- A fábrica de Pouso Alegre conquistou o Prêmio SESI de Qualidade no Trabalho 2000.

Conseguimos obter os resultados apresentados graças ao apoio e confiança de nossos acionistas, clientes, consumidores, fornecedores e, em especial, dos nossos funcionários. A todos agradecemos.

São Paulo, 16 de fevereiro de 2001
CONSELHO DE ADMINISTRAÇÃO

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO (Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
ATIVO				
Circulante				
Caixa e bancos	2.816	2.846	3.109	4.594
Aplicações financeiras	101.634	81.277	131.258	105.382
Clientes	111.537	103.588	157.592	154.815
Adiantamentos sobre contratos de câmbio	(1.647)	(1.538)	(20.549)	(23.245)
Provisão para contas de realização duvidosa	(8.440)	(8.459)	(12.680)	(11.943)
Estoques	48.709	47.303	86.274	77.993
Imposto de renda e contribuição social diferidos	18.952	11.565	18.952	11.565
Outras contas a receber	11.617	9.352	16.746	16.990
Despesas antecipadas	2.678	2.405	2.888	2.552
	287.856	248.339	383.590	338.703
REALIZÁVEL A LONGO PRAZO				
Contas a receber por venda de ativo permanente	252	246	252	246
Bens destinados à venda	15.560	17.857	16.680	20.309
Impostos a recuperar	17.583	13.936	19.566	15.063
Depósitos compulsórios e outros ativos	3.808	3.932	9.102	5.474
Imposto de renda e contribuição social diferidos	24.981		27.938	4.747
	62.184	35.971	73.538	45.839
PERMANENTE				
Investimentos				
Empresas controladas e coligada	141.599	130.457		
Outros	195	196	196	197
Imobilizado	117.542	109.387	223.648	216.391
Diferido	6.338	4.755	6.820	5.306
	265.674	244.795	230.664	221.894
TOTAL DO ATIVO	615.714	529.105	687.792	606.436

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO (Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
PASSIVO E PATRIMÔNIO LÍQUIDO				
Circulante				
Fornecedores	13.342	16.334	20.768	19.621
Financiamentos	22.429	18.777	75.938	80.629
Salários e encargos sociais	24.841	18.530	29.173	22.744
Provisão para contingências	10.533	14.304	13.380	17.261
Dividendos propostos	13.080	10.069	13.230	10.180
Impostos a pagar	23.409	10.561	25.177	12.008
Outras contas a pagar	19.455	22.290	22.280	24.764
	127.089	110.865	199.946	187.207
EXIGÍVEL A LONGO PRAZO				
Empresas controladas e coligada	17.895	11.530		
Financiamentos	44.656	56.222	59.368	65.896
Imposto de renda e contribuição social diferidos	3.190		4.813	1.526
Provisão para imposto de renda e contribuição social a pagar	21.379		21.379	
Outros passivos	5	176	902	1.241
	87.125	67.928	86.462	68.663
RESULTADO DE EXERCÍCIOS FUTUROS				382
PATRIMÔNIO LÍQUIDO				
Capital social realizado	273.510	273.510	273.510	273.510
Reserva de capital	9.450	9.450	10.669	10.268
Ações em tesouraria	(7.082)	(6.680)	(7.082)	(6.680)
Reservas de lucros	125.622	74.032	124.287	73.086
	401.500	350.312	401.384	350.184
TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	615.714	529.105	687.792	606.436
Valor patrimonial por lote de mil ações - R$	215,41	187,59		

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DO RESULTADO EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
RECEITA OPERACIONAL BRUTA				
Vendas de produtos	669.747	566.141	871.872	740.123
Impostos sobre vendas	107.423	89.749	129.556	109.159
RECEITA OPERACIONAL LÍQUIDA	562.324	476.392	742.316	630.964
Custo dos produtos vendidos	345.547	279.740	476.630	393.978
LUCRO BRUTO	216.777	196.652	265.686	236.986
RECEITAS (DESPESAS) OPERACIONAIS				
Com vendas	(147.615)	(120.981)	(163.229)	(136.244)
Gerais e administrativas	(35.212)	(33.349)	(43.370)	(42.614)
Honorários dos administradores	(1.876)	(1.903)	(1.876)	(2.436)
Receitas financeiras	36.827	32.595	37.584	68.915
Despesas financeiras	(25.643)	(39.528)	(28.463)	(92.585)
Equivalência patrimonial	14.597	2.927		
Amortização do diferido	(4.912)	(6.205)	(4.538)	(5.427)
Reversão de provisões		10.900		10.900
Outras receitas operacionais, líquidas	1.841	9.807	2.094	13.964
	(161.993)	(145.737)	(201.798)	(185.527)
LUCRO OPERACIONAL	54.784	50.915	63.888	51.459
Receitas (despesas) não operacionais, líquidas	880	(264)	(1.725)	(45)
LUCRO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL	55.664	50.651	62.163	51.414
Imposto de renda e contribuição social	12.008		4.299	(1.677)
LUCRO LÍQUIDO DO EXERCÍCIO	67.672	50.651	66.462	49.737
Lucro líquido por lote de mil ações do capital social em circulação no fim do exercício - R$	36,31	27,12		

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DO RESULTADO EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Em milhares de reais)

		Reserva de capital		Reserva de lucros			
	Capital social realizado	Reserva especial	Ações em tesouraria	Legal	Para aumento de capital	Lucros acumulados	Total
EM 31 DE DEZEMBRO DE 1998	273.510	9.450	(5.236)	1.411	20.106		299.241
Imposto de renda e contribuição social diferidos, conforme Deliberação da Comissão de Valores Mobiliários CVM nº 273						13.897	13.897
Aquisição de ações preferenciais próprias			(1.444)				(1.444)
Lucro líquido do exercício						50.651	50.651
Apropriações e destinação do lucro líquido							
Constituição de reservas							
Legal				2.533		(2.533)	
Futuro aumento de capital					49.982	(49.982)	
Dividendos pagos antecipadamente e propostos						(12.033)	(12.033)
EM 31 DE DEZEMBRO DE 1999	273.510	9.450	(6.680)	3.944	70.088		350.312
Aquisição de ações preferenciais próprias			(402)				(402)
Lucro líquido do exercício						67.672	67.672
Apropriações e destinação do lucro líquido							
Constituição de reservas							
Legal				3.384		(3.384)	
Futuro aumento de capital					48.206	(48.206)	
Dividendos pagos antecipadamente e propostos						(16.082)	(16.082)
EM 31 DE DEZEMBRO DE 2000	273.510	9.450	(7.082)	7.328	118.294		401.500

As notas explicativas da administração são parte integrante das demonstrações financeiras.

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (Em milhares de reais)

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
ORIGENS DOS RECURSOS				
Das operações sociais				
Lucro líquido do exercício	67.672	50.651	66.462	49.737
Receitas (despesas) que não afetam o capital circulante				
Depreciação e amortização	19.137	18.772	30.368	30.709
Valor residual do ativo permanente baixado	934	5.006	4.391	6.467
Amortização de ágio/deságio			(382)	(1.147)
Equivalência patrimonial	(14.597)	(2.927)		
Imposto de renda e contribuição social				
Patrimônio líquido		11.565		11.565
Realizável a longo prazo	(24.981)		(27.938)	
Exigível a longo prazo	20.360		21.983	
Encargos financeiros sobre o imposto de renda e contribuição social	4.209		4.209	
Resultado de exercícios futuros				(169)
	72.734	83.067	99.093	97.162
Transferência de imóveis destinados à venda para o circulante		2.100		2.100
Aumento do exigível a longo prazo		5.327		(13.084)
De terceiros				
Dividendos a receber	3.367	2.494		
Incentivo fiscal			1.220	847
TOTAL DOS RECURSOS OBTIDOS	76.101	92.988	100.313	87.025
APLICAÇÕES DE RECURSOS				
Aumento do realizável a longo prazo	1.232	2.751	(239)	9.383
No ativo permanente				
Investimentos		14.631		
Imobilizado	23.225	19.891	36.947	27.283
Diferido	6.495	3.832	6.580	4.084
Redução do exigível a longo prazo	5.372		8.393	
Dividendos pagos antecipadamente e propostos	16.082	12.033	16.082	12.033
Compra de ações próprias	402	1.444	402	1.444
Capital circulante líquido na aquisição de investimentos				11.462
TOTAL DAS APLICAÇÕES	52.808	54.582	68.165	65.689
AUMENTO NO CAPITAL CIRCULANTE	23.293	38.406	32.148	21.336
VARIAÇÕES DO CAPITAL CIRCULANTE				
ATIVO CIRCULANTE				
No fim do exercício	287.856	248.339	383.590	338.703
No início do exercício	248.339	210.844	338.703	319.194
	39.517	37.495	44.887	19.509
PASSIVO CIRCULANTE				
No fim do exercício	127.089	110.865	199.946	187.207
No início do exercício	110.865	111.776	187.207	189.034
	16.224	(911)	12.739	(1.827)
AUMENTO NO CAPITAL CIRCULANTE	23.293	38.406	32.148	21.336

As notas explicativas da administração são parte integrante das demonstrações financeiras.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

1 CONTEXTO OPERACIONAL

As principais atividades operacionais da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de:

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 PRINCIPAIS PRÁTICAS CONTÁBEIS

(a) DEMONSTRAÇÕES FINANCEIRAS
As demonstrações financeiras da sociedade controladora e consolidadas foram elaboradas e estão apresentadas em conformidade com os princípios contábeis previstos na legislação societária brasileira, de forma condizente com as normas expedidas pela CVM.

Na elaboração das demonstrações financeiras é necessário utilizar estimativas para contabilizar certos ativos, passivos e outras transações. As demonstrações financeiras da companhia e as demonstrações financeiras consolidadas incluem, portanto, várias estimativas referentes à seleção das vidas úteis do ativo imobilizado, provisões necessárias para passivos contingentes, determinações de provisões para imposto de renda e outras similares; os resultados reais podem apresentar variações em relação às estimativas.

(b) APURAÇÃO DO RESULTADO
O resultado é apurado pelo regime de competência.

(c) ATIVOS CIRCULANTE E REALIZÁVEL A LONGO PRAZO
Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A companhia apresenta operações financeiras denominadas "vendor", e, em 31 de dezembro de 2000, o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, nos montantes de R$ 12.179 (1999 - R$ 4.625) na controladora; e R$ 15.697 (1999 - R$ 7.394) no consolidado.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente a veiculação publicitária em televisão, pagas antecipadamente e amortizadas durante a vigência dos contratos, substancialmente durante o exercício social.

(d) PERMANENTE
Demonstrado ao custo, combinado com os seguintes aspectos:

- Os investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.
- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 10, que levam em consideração a vida útil-econômica dos bens.
- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados.

(e) PASSIVOS CIRCULANTE E EXIGÍVEL A LONGO PRAZO
São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

3 DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis no Brasil. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 9.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

A diferença entre o resultado da controladora e o do consolidado refere-se a incentivo fiscal da Amapoly Indústria e Comércio Ltda., no montante de R$ 1.220 (1999 - R$ 847), e o resultado não realizado da controlada Santista Têxtil S.A., no montante de R$ 10 (1999 - R$ 67). A diferença entre o patrimônio da controladora e o do consolidado refere-se basicamente ao resultado não realizado da controlada Santista Têxtil S.A., no montante de R$ 116 (1999 - R$ 128).

A posição patrimonial consolidada e a demonstração consolidada do resultado, sumariadas, da Santista Têxtil S.A., controlada em conjunto, são apresentadas como segue:

ATIVO	2000	1999
Circulante	353.938	320.482
Realizável a longo prazo	42.811	37.089
Permanente	407.249	409.451
	803.998	767.022
PASSIVO		
Circulante	288.869	299.638
Exigível a longo prazo	68.929	49.062
Resultado de exercícios futuros		1.529
Patrimônio líquido	446.200	416.793
	803.998	767.022

DEMONSTRAÇÃO DO RESULTADO		
Receita bruta	744.598	636.386
Receita líquida	648.074	546.885
Lucro bruto	169.385	142.284
Despesas operacionais	103.616	107.268
Receitas não operacionais, líquidas	1.271	867
Imposto de renda e contribuição social	(23.533)	(2.399)
Lucro líquido do exercício	43.507	33.484

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

4 APLICAÇÕES FINANCEIRAS

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
Títulos públicos	7.241	4.198	7.241	26.014
Certificados de Depósito Bancário - CDBs	94.393	58.765	121.058	59.949
Contas correntes remuneradas			2.959	1.105
Aplicações em ouro		15.425		15.425
"Hedge"		2.889		2.889
	101.634	81.277	131.258	105.382

5 ESTOQUES

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
Produtos acabados	25.591	29.684	35.472	36.273
Produtos em processo	8.083	6.310	14.598	11.295
Matérias-primas	15.601	10.335	32.595	26.853
Outros	1.616	2.920	6.418	8.256
Provisão para perda	(2.182)	(1.946)	(2.809)	(4.684)
	48.709	47.303	86.274	77.993

6 BENS DESTINADOS À VENDA

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

7 IMPOSTOS A RECUPERAR (LONGO PRAZO)

Referem-se basicamente ao saldo de Imposto de Renda Retido na Fonte - IRRF sobre aplicações financeiras e antecipações do imposto de renda e da contribuição social de exercícios anteriores.

8 DEPÓSITOS COMPULSÓRIOS E OUTROS ATIVOS

Depósitos relativos a processos judiciais movidos pela companhia, líquidos de provisão para perdas, e compostos basicamente das ações judiciais referentes a: aumento de alíquota do Fundo de Investimento Social - FINSOCIAL, Imposto sobre Circulação de Mercadorias e Serviços - ICMS, na base de cálculo da Contribuição para o Financiamento da Seguridade Social - COFINS, Imposto sobre Operações Financeiras - IOF sobre fechamento de câmbio, salário-educação e depósitos ligados a causas trabalhistas.

9 INVESTIMENTOS EM EMPRESAS CONTROLADAS E COLIGADA

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt	Fibrasil Agrícola e Comercial Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
INFORMAÇÕES EM 31 DE DEZEMBRO DE 2000							
Número de ações ou quotas possuídas	207.583	1	25.283	1	12.000	249.440	
Percentual de participação - %	100	100	100	100	100	24,94	
Capital social	4.357	46.832	26		73.688	362.530	
Patrimônio líquido	26.259	2.708	326		885	446.673	
Lucro líquido (prejuízo) do exercício	3.090	(229)	24		(555)	43.465	
VALOR CONTÁBIL DO INVESTIMENTO							
2000	26.259	2.708	326		885	111.421	141.599
1999	21.950	2.687	302	107	1.316	104.095	130.457
RESULTADO DA EQUIVALÊNCIA PATRIMONIAL							
2000	4.309	21	24	(18)	(431)	10.692	14.597
1999	3.381	(2.653)	19	(82)	(6.046)	8.308	2.927

A empresa Marnay Trading S.A. foi encerrada em dezembro de 2000.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

10 IMOBILIZADO

			CONTROLADORA		CONSOLIDADO		
			2000	1999	2000	1999	
	Custo	Depreciação acumulada	Líquido				Taxas anuais de depreciação %
Terrenos	3.204		3.204	2.926	14.537	14.634	
Edifícios e construções	77.083	43.093	33.990	36.161	72.522	76.421	4
Máquinas e equipamentos	141.809	88.790	53.019	42.361	105.871	91.602	10
Móveis e utensílios	26.196	19.943	6.253	5.426	7.573	6.410	10
Veículos	3.808	3.003	805	704	1.088	1.121	20
Marcas e patentes	18.955	7.735	11.220	12.887	11.220	12.887	10
Outros	13.978		13.978	14.795	16.341	19.774	10
Provisão para perdas	(4.927)		(4.927)	(5.873)	(5.504)	(6.458)	
	280.106	162.564	117.542	109.387	223.648	216.391	

11 FINANCIAMENTOS

	INDEXADOR E TAXA MÉDIA ANUAL DE JUROS E COMISSÕES	CONTROLADORA 2000	CONTROLADORA 1999	CONSOLIDADO 2000	CONSOLIDADO 1999
Moeda estrangeira Controladora 2000 - US$ 27,308 mil (1999 - US$ 29,160 mil) Consolidado 2000 - US$ 51,093 mil (1999 - US$ 61,417 mil)	Variação cambial e juros de 7,3% a 9,7%	53.398	52.168	103.721	109.875
Moeda nacional	Taxa de Juros a Longo Prazo - TJLP e juros de 4,9% a 8,5%	13.687	22.831	31.585	36.650
		67.085	74.999	135.306	146.525
Passivo circulante		22.429	18.777	75.938	80.629
Exigível a longo prazo		44.656	56.222	59.368	65.896

A composição por ano de vencimento dos financiamentos é a seguinte em 31 de dezembro:

ANO	CONTROLADORA 2000	CONTROLADORA 1999	CONSOLIDADO 2000	CONSOLIDADO 1999
2001		16.815		26.091
2002	8.402	6.305	21.149	6.598
2003	6.844	6.191	8.396	6.296
2004	16.374	14.985	16.649	14.985
2005	6.518	5.963	6.656	5.963
2006	6.518	5.963	6.518	5.963
	44.656	56.222	59.368	65.896

Os empréstimos estão garantidos por avais e imóveis das companhias.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

12 IMPOSTOS A PAGAR

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
ICMS	5.310	2.559	5.757	2.955
IPI	12	139	12	140
PIS	384	223	631	411
COFINS adicional (*)	14.575	5.244	14.900	5.400
COFINS a recolher	2.939	2.264	3.692	2.964
Impostos na fonte a recolher	189	132	185	138
	23.409	10.561	25.177	12.008

(*) Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei 9.718/98 e da Emenda Constitucional nº 20.

Essa liminar assegura o recolhimento da COFINS e do PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

13 OUTRAS CONTAS A PAGAR

	CONTROLADORA		CONSOLIDADO	
	2000	1999	2000	1999
Royalties	9.414	6.601	9.414	6.601
Fretes	1.655	2.397	1.894	2.529
Propaganda	1.344	582	1.344	582
Projetos industriais	1.922	5.105	2.270	5.290
Provisão para reestruturação de negócios	1.150	1.821	1.150	1.821
Outros pagamentos	3.970	5.784	6.208	7.941
	19.455	22.290	22.280	24.764

14 PROVISÃO PARA CONTINGÊNCIAS

A companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista e cível de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

Em 31 de dezembro de 1999, a companhia, baseada em suas análises, reduziu em R$ 10.900 o saldo das provisões para contingências.

15 TRANSAÇÕES COM EMPRESAS CONTROLADAS DIRETAS E INDIRETAS E COM EMPRESA COLIGADA

	2000	1999
SALDO DAS OPERAÇÕES		
Ativo circulante (clientes)	116	70
Passivo circulante (fornecedores)	1.765	4.677
Exigível a longo prazo (contas correntes)	17.895	11.530
CONTAS DE RESULTADO		
Vendas	230	
Compras (substancialmente em custo das vendas)	23.857	19.674

Essas transações observaram preços e condições usuais de mercado.

16 PATRIMÔNIO LÍQUIDO

(a) CAPITAL SOCIAL

O capital integralizado em 31 de dezembro de 2000 e de 1999 é representado por 1.950.251.236 ações escriturais sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) AÇÕES EM TESOURARIA

A companhia possui em tesouraria 86.668.847 (1999 - 82.818.847) ações preferenciais, as quais foram adquiridas a partir de 1994, conforme deliberações do Conselho de Administração.

As ações preferenciais compradas durante o exercício de 2000 tiveram um preço médio de R$ 104,10 por lote de mil ações, e preços mínimos e máximos de R$ 101,00 e R$ 147,00 por lote de mil ações, respectivamente. O preço médio de mercado em 31 de dezembro de 2000 foi de R$ 130,00 por lote de mil ações. Os recursos aplicados na aquisição das ações foram originados da reserva de capital.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

(c) DIVIDENDOS

Os acionistas têm assegurados, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social, os quais foram calculados da seguinte forma:

	2000
Lucro líquido do exercício	67.672
Reserva legal constituída	(3.384)
Base de cálculo	64.288
Pagos antecipadamente (R$ 1,53 por lote de mil ações ordinárias e R$ 1,69 por lote de mil ações preferenciais)	3.002
Propostos (R$ 6,68 por lote de mil ações ordinárias e R$ 7,35 por lote de mil ações preferenciais)	13.080
Dividendos totais (25% da base de cálculo)	16.082

A administração propõe que o saldo remanescente do lucro líquido do exercício seja aproveitado para fazer face a novos investimentos da companhia e para o reforço do capital de giro, devendo ser, assim, apropriado na conta "Reserva para aumento de capital".

17 INSTRUMENTOS FINANCEIROS

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de dezembro de 2000 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

18 OUTRAS INFORMAÇÕES

(a) IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL SOBRE O LUCRO LÍQUIDO

Provisão para o imposto de renda e contribuição social sobre o lucro líquido - 2000, às alíquotas nominais de 25% imposto de renda e 9% contribuição social (passivo circulante)	(18.140)
Complemento ao imposto de renda e contribuição social diferidos sobre prejuízos fiscais e base negativa de contribuição social (em 1999 foram registrados R$ 11.565 a débito do ativo circulante e crédito de lucros acumulados, como permitido pela legislação)	6.576
Imposto de renda e contribuição social diferidos registrados em 2000, sobre prejuízos fiscais e base negativa de contribuição social	
Ativo circulante	18.952
Realizável a longo prazo	14.625
Imposto de renda e contribuição social diferidos sobre diferenças temporais (realizável a longo prazo)	10.355
Imposto de renda e contribuição social sobre reserva de reavaliação (exigível a longo prazo)	(3.190)
Imposto de renda e contribuição social sobre utilização do saldo de correção monetária do plano verão e utilização de prejuízos fiscais excedente ao limite (exigível a longo prazo, junto a R$ 4.209 de encargos)	(17.170)
Saldo final no resultado	12.008

A companhia estará ajustando periodicamente os impostos diferidos de acordo com suas perspectivas de realizações.

(b) SEGUROS

A companhia e suas controladas mantêm coberturas de seguros por montantes considerados suficientes para cobrir eventuais riscos sobre seus ativos.

A cobertura de seguros em 31 de dezembro de 2000 contra riscos operacionais é de R$ 130.000, responsabilidade civil geral e facultativa, R$ 4.500, riscos diversos, R$ 955, e transportes nacionais e internacionais, US$ 5.000.

(c) PLANO DE PENSÃO

A companhia patrocina plano de complementação de benefícios de aposentadoria para seus funcionários, utilizando entidade fechada de previdência privada (Sociedade de Previdência Privada - Spasaprev), cujas operações foram iniciadas em 1991. Esse plano objetiva complementação dos benefícios de aposentadoria concedida pelo Instituto Nacional do Seguro Social - INSS, de até 40% do salário final do beneficiário, após uma carreira completa na empresa.

A partir de 1º de agosto de 2000, a patrocinadora promoveu a criação de um plano de aposentadoria, na modalidade de CD (Contribuição Definida), possibilitando aos participantes do plano atual BD (Benefício Definido) migrar de um plano para o outro, bem como efetuar contribuições.

A companhia contribuiu, nesse exercício, com R$ 450 para a formação das reservas técnicas do referido plano. Não há déficit na Spasaprev que possa acarretar obrigações à companhia.

(d) PROGRAMA DE INTEGRAÇÃO SOCIAL - PIS E OUTROS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos vêm sendo reconhecidos como receita operacional, à medida que são compensados com os recolhimentos do PIS. Em 2000, foram compensados, nessas circunstâncias, créditos no valor de R$ 6.710 (1999 - R$ 3.685).

Em julho de 1997, a sentença transitou em julgado, determinando que a companhia calcule os valores relativos ao PIS nos moldes da Lei Complementar nº 7/70.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2000 E DE 1999 (Em milhares de reais)

Após a homologação dos créditos pela Receita Federal, será reconhecido contabilmente o valor remanescente a ser registrado como ativo da companhia.

Outros processos envolvendo recuperação de tributos e incentivos fiscais também serão reconhecidos contabilmente quando se verificar decisão final e irrecorrível e pelos seus valores efetivamente determinados.

19 INFORMAÇÕES SUPLEMENTARES

Apresentamos, adicionalmente, as informações financeiras consolidadas da São Paulo Alpargatas S.A., com exclusão de informações financeiras da controlada em conjunto Santista Têxtil S.A., mantendo-se o resultado de equivalência patrimonial desta, como segue:

	2000	1999
ATIVO		
Circulante		
Disponível	106.668	85.714
Clientes	103.888	98.459
Estoques	51.005	48.613
Outros	36.920	28.729
Total - circulante	298.481	261.515
Realizável a longo prazo	62.834	36.567
Permanente	240.520	223.859
	601.835	521.941
PASSIVO		
Circulante		
Fornecedores	12.216	10.834
Financiamentos	26.242	26.937
Salários e encargos	21.848	18.935
Contas a pagar	21.185	20.869
Provisão para contingências	11.161	14.304
Outros	38.453	23.352
Total - circulante	131.105	115.231
Exigível a longo prazo		
Financiamentos	44.656	56.222
Imposto de renda e contribuição social diferidos	3.190	
Outros	5	176
Provisão para imposto de renda e contribuição social	21.379	
Total - exigível a longo prazo	69.230	56.398
Patrimônio líquido	401.500	350.312
	601.835	521.941
RECEITA OPERACIONAL BRUTA	690.730	586.562
Imposto sobre vendas	110.433	92.319
Receita operacional líquida	580.297	494.243
Custo dos produtos vendidos	356.957	292.828
LUCRO BRUTO	223.340	201.415
(DESPESAS) RECEITAS OPERACIONAIS		
Com vendas	(148.854)	(123.699)
Gerais e administrativas	(36.674)	(36.347)
Honorários dos administradores	(1.876)	(1.903)
Receitas financeiras	37.584	33.292
Despesas financeiras	(15.002)	(20.700)
Equivalência patrimonial	10.716	8.327
Amortização de diferido	(4.920)	(6.573)
Outras receitas líquidas	2.662	8.429
Reversão de provisões		10.900
	(156.364)	(128.274)
LUCRO OPERACIONAL ANTES DA VARIAÇÃO CAMBIAL	66.976	73.141
Variação cambial	(4.801)	(21.998)
Encargos financeiros sobre impostos	(6.426)	
LUCRO OPERACIONAL	55.749	51.143
Receitas (despesas) não operacionais	521	(262)
Lucro antes do imposto de renda	56.270	50.881
Imposto de renda e contribuição social	10.182	(1.077)
Incentivo fiscal	1.220	847
LUCRO LÍQUIDO DO EXERCÍCIO	67.672	50.651

PARECER DOS AUDITORES INDEPENDENTES

Aos Administradores e Acionistas
São Paulo Alpargatas S.A.

1 Examinamos os balanços patrimoniais da São Paulo Alpargatas S.A. e os balanços patrimoniais consolidados da São Paulo Alpargatas S.A. e suas controladas em 31 de dezembro de 2000 e de 1999 e as correspondentes demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos da São Paulo Alpargatas S.A. e as correspondentes demonstrações consolidadas do resultado e das origens e aplicações de recursos dos exercícios findos nessas datas, elaborados sob a responsabilidade da administração da companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras.

2 Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil que requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da companhia, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3 Somos de parecer que as referidas demonstrações financeiras apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da São Paulo Alpargatas S.A. e da São Paulo Alpargatas S.A. e suas controladas em 31 dezembro de 2000 e de 1999 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da São Paulo Alpargatas S.A., bem como o resultado consolidado das operações e as origens e aplicações de recursos consolidadas dos exercícios findos nessas datas, de acordo com os princípios contábeis previstos na legislação societária brasileira.

9 de fevereiro de 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

PARECER DO CONSELHO FISCAL

"O Conselho Fiscal da São Paulo Alpargatas S.A., no uso de suas atribuições legais, em reunião realizada nesta data, examinou o Relatório Anual da Administração e as Demonstrações Financeiras, compreendendo: Balanço Patrimonial, Demonstrações de Resultados, Demonstração das Mutações do Patrimônio Líquido, Demonstrações das Origens e Aplicações de Recursos e Notas Explicativas, relativos ao exercício encerrado em 31 de dezembro de 2000. Com base nos exames efetuados, considerando ainda o Parecer dos Auditores Independentes - PricewaterhouseCoopers, emitido em 9 de fevereiro de 2001, opina favoravelmente à aprovação dos referidos documentos pela Assembléia Geral de Acionistas."

São Paulo, 16 de fevereiro de 2001

René Topfstedt
Sergio Nobrega de Oliveira
Eduardo Grande Bittencourt

SP ALPARGATAS

FINANCIAL STATEMENTS 2000

Dear Shareholders,

"Thinking with the consumer in mind." That was the motto of São Paulo Alpargatas' management, which coupled with communication strategies, manufacturing, financial and human resource management, allowed us to reach our results for 2000.

Athletic Footwear and Acessories released 91 new models and increased sales by 15% as compared with 1999. The communication strategies for Rainha, Topper, Mizuno and Drible brands included campaigns and sponsoring broadcast sports championships, marathons, ads in sports magazines and newspapers, illuminated signs, and several other actions which contributed to our sales increase. Rainha won the Top of Mind 2000 Award in the sneaker category, given by Datafolha. In the manufacturing area we have adopted the Toyota Production System, an innovative industrial management process, which resulted in greater productivity in the manufacture of athletic shoes.

With 38 years of success, the Havaianas sandals have remained present in the minds and on the feet of consumers, having reached a record of 110 million pairs delivered this year, 12% more than last year. The new Havaianas models Fashion, Cristal, Kids 200 and 300 and Millenium were advertised through appealing and humorous media campaigns. Havaianas received the Top of Mind Award from the Folha de São Paulo newspaper and the Marketing Best Award from Fundação Getúlio Vargas. We reintroduced the Samoa sandal collection, which had its production transferred to a new plant in Alagoa Nova, State of Paraíba.

We have achieved good results in the Coverings and Tarpaulins business, with a 15% sales growth as compared to 1999. Contributing to this increase were the new Poli Light products, which are applied on architectural coverings and have been developed as an alternative to polycarbonate and Locomotiva Lonil.

A leader in the outdoor market, the Timberland brand continues to grow worldwide and has established itself as a Life Style Brand, offering consumers a complete line of footwear, garments and accessories. In the domestic market, an expanded line of footwear models, with nine new releases, accounted for a 38% growth in volume, as compared to the previous year. We opened a third Timberland store in São Paulo as part of an expansion strategy for this distribution channel. Mercosul exports increased by 34% as compared to last year.

The Meggashop stores, factory outlets for the sale of closeout items, ended the year with a total of 19 stores, 667 thousand customers served and a 14% increase in sales as compared to the previous year. We invested in information technology systems and equipment aiming at operational improvement and better inventory management of the stores. We have implemented our website for online shopping at www.meggashop.com.br.

We submit our Company's main performance indicators based on the Financial Statements contained in explanatory note 19 - Additional Information.

- Gross sales was R$690.7 million, 17.7% higher than last year.
- SG&A represented 32.3% of net sales as compared to 32.8% in 1999.
- Our jointly-owned subsidiary Santista Têxtil contributed during the year with positive equity earnings of R$ 8,3 million.
- EBITDA was R$79.2 million, an increase of R$5.3 million as compared to the previous year.
- Net income of R$67.6 million or 11.7% of net sales, increased by 33.6% over the fiscal period. This result allowed dividends in the amount of R$16 million to be distributed, of which R$3 million were prepaid in September.

- *In 2000, cash generated from operations allowed us to achieve a positive net financial position of R$35.8 million at the end of the fiscal period.*
- *Our global exports grew by 26% as compared to 1999, and our productivity per employee (net sales per employee) increased by 24.3% as compared to 1999.*
- *Preferred shares of São Paulo Alpargatas appreciated by 18% while the BOVESPA Index was down 11%.*

Our values, i.e., Ethic, Respect for People and Accountability, were more than ever present. Our income and financial performance results have strengthened our practice of Accountability. Our Ethic based behavior toward shareholders, customers, vendors, communities and employees ensure us productive, reliable and lasting relationships. As regard to Respect for People, our Climate Survey, carried out for a second time in 2000, and which is a part of our management strategy, increased 10 percentage points (from five points below market in 1999 to five points above market in 2000). A survey carried out by Exame magazine chose São Paulo Alpargatas as one of the best 100 Brazilian companies to work for.

Numerous actions taken at our plants and in the communities in which we are engaged increasingly reflect our commitment to the social responsibility which is inherent to each and every Alpargatas business.

- *Investments of R$200 thousand in community programs through donations, volunteer work, health and hygiene campaigns, social actions in day-care centers, orphanages, schools in poor neighborhoods, and by supporting sports events for needy children.*
- *Quality of Life investments in the workplace have allowed us to organize internal and external events related to health and education, motivational events, choirs, sports and leisure, with lectures on such topics as: personal marketing, etiquette, family and child education, drugs and alcohol abuse, arts and crafts for employees and their family members, field trips, physical fitness, cultural visits, cooking and emotional health.*
- *Investments of over R$3 million in safety, health and environment have afforded Alpargatas a 37% decrease in absenteeism, and a 62% decrease in severe occupational accidents, as compared to 1999.*
- *Investments of over R$1.5 million in people management, training programs, qualification and, lately, in an educational project for eradicating illiteracy in the operations area have allowed us to upgrade our workforce for technological advancements and new management models, and also ensure the employability of our employees.*
- *The Pouso Alegre plant won the SESI Workmanship Quality 2000 Award.*

We were able to achieve these results thanks to the support and trust of our shareholders, customers, consumers, vendors and, particularly, our employees. We are grateful to all.

SÃO PAULO, FEBRUARY 16, 2001.
BOARD OF DIRECTORS

Balance Sheet at December 31 *(in thousands of reais, except amounts per thousand shares)*

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
ASSETS				
Current assets				
Cash and banks	2,816	2,846	3,109	4,594
Financial investments	101,634	81,277	131,258	105,382
Trade accounts receivable	111,537	103,588	157,592	154,815
Advances on exchange contracts	(1,647)	(1,538)	(20,549)	(23,245)
Allowance for doubtful accounts	(8,440)	(8,459)	(12,680)	(11,943)
Inventories	48,709	47,303	86,274	77,993
Deferred income tax and social contribution	18,952	11,565	18,952	11,565
Other receivables	11,617	9,352	16,746	16,990
Prepaid expenses	2,678	2,405	2,888	2,552
	287,856	248,339	383,590	338,703
LONG-TERM RECEIVABLES				
Receivable from sale of fixed assets	252	246	252	246
Fixed assets for sale	15,560	17,857	16,680	20,309
Taxes recoverable	17,583	13,936	19,566	15,063
Compulsory deposits and other assets	3,808	3,932	9,102	5,474
Deferred income tax and social contribution	24,981		27,938	4,747
	62,184	35,971	73,538	45,839
PERMANENT ASSETS				
Investments				
Subsidiary and associated companies	141,599	130,457		
Other	195	196	196	197
Property, plant and equipment	117,542	109,387	223,648	216,391
Deferred charges	6,338	4,755	6,820	5,306
	265,674	244,795	230,664	221,894
TOTAL ASSETS	615,714	529,105	687,792	606,436

Balance Sheet at December 31 *(in thousands of reais, except amounts per thousand shares)*

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Suppliers	13,342	16,334	20,768	19,621
Financings	22,429	18,777	75,938	80,629
Salaries and payroll charges	24,841	18,530	29,173	22,744
Provision for contingencies	10,533	14,304	13,380	17,261
Proposed dividends	13,080	10,069	13,230	10,180
Taxes payable	23,409	10,561	25,177	12,008
Other payables	19,455	22,290	22,280	24,764
	127,089	110,865	199,946	187,207
Long-term liabilities				
Subsidiary and associated companies	17,895	11,530		
Financings	44,656	56,222	59,368	65,896
Deferred income tax and social contribution	3,190		4,813	1,526
Provision for income tax and social contribution	21,379		21,379	
Other	5	176	902	1,241
	87,125	67,928	86,462	68,663
Deferred income				382
Stockholders' equity				
Paid-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	10,669	10,268
Treasury shares	(7,082)	(6,680)	(7,082)	(6,680)
Revenue reserves	125,622	74,032	124,287	73,086
	401,500	350,312	401,384	350,184
Total liabilities and stockholders' equity	615,714	529,105	687,792	606,436
Parent company equity value per thousand shares- R$	215,41	187,59		

STATEMENT OF INCOME YEARS ENDED DECEMBER 31 *(in thousands of reais, except amounts per thousand shares)*

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
GROSS SALES				
Sales of goods	669,747	566,141	871,872	740,123
Taxes on sales	107,423	89,749	129,556	109,159
NET SALES	562,324	476,392	742,316	630,964
Cost of sales	345,547	279,740	476,630	393,978
GROSS PROFIT	216,777	196,652	265,686	236,986
OPERATING (EXPENSES) INCOME				
Selling	(147,615)	(120,981)	(163,229)	(136,244)
General and administrative	(35,212)	(33,349)	(43,370)	(42,614)
Management fees	(1,876)	(1,903)	(1,876)	(2,436)
Financial income	36,827	32,595	37,584	68,915
Financial expenses	(25,643)	(39,528)	(28,463)	(92,585
Equity in the results of subsidiary companies	14,597	2,927		
Amortization of deferred charges	(4,912)	(6,205)	(4,538)	(5,427
Reversal of provisions		10,900		10,900
Other operating income, net	1,841	9,807	2,094	13,964
	(161,993)	(145,737)	(201,798)	(185,527)
OPERATING PROFIT	54,784	50,915	63,888	51,459
Non-operating income (expenses), net	880	(264)	(1,725)	(45)
PROFIT BEFORE TAXATION	55,664	50,651	62,163	51,414
Income tax and social contribution	12,008		4,299	(1,677)
NET INCOME FOR THE YEAR	67,672	50,651	66,462	49,737
Net income per thousand shares at the end of the year - R$	36.31	27.12		

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANCES IN STOCKHOLDERS' EQUITY *(in thousands of reais)*

		Capital Reserve		Revenue reserves			
	Paid-up capital	Special reserve	Treasury shares	Legal	For capital increase	Retained earnings	Total
AT DECEMBER 31, 1998	273,510	9,450	(5,236)	1,411	20,106		299,241
Deferred income tax and social contribution - CVM Deliberation 273/98						13,897	13,897
Purchase of own preferred shares			(1,444)				(1,444)
Net income for the year						50,651	50,651
Appropriation of net income							
Reserves							
Legal				2,533		(2,533)	
For capital increase					49,982	(49,982)	
Interim and proposed dividends						(12,033)	(12,033)
AT DECEMBER 31, 1999	273,510	9,450	(6,680)	3,944	70,088		350,312
Purchase of own preferred shares			(402)				(402)
Net income for the year						67,672	67,672
Appropriation of net income							
Reserves							
Legal				3,384		(3,384)	
For capital increase					48,206	(48,206)	
Interim and proposed dividends						(16,082)	(16,082)
AT DECEMBER 31, 2000	273,510	9,450	(7,082)	7,328	118,294		401,500

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION YEARS ENDED DECEMBER 31 *(in thousands of reais)*

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
FINANCIAL RESOURCES WERE PROVIDED BY				
Operations				
Net income for the year	67,672	50,651	66,462	49,737
Income (expenses) not affecting working capital				
Depreciation and amortization	19,137	18,772	30,368	30,709
Residual value of permanent asset disposals	934	5,006	4,391	6,467
Amortization of goodwill/negative goodwill			(382)	(1,147)
Equity in the results of subsidiary companies	(14,597)	(2,927)		
Income tax and social contribution				
Stockholders' equity		11,565		11,565
Long-term receivables	(24,981)		(27,938)	
Long-term liabilities	20,360		21,983	
Financial charges on income tax and social contribution	4,209		4,209	
Deferred income				(169)
	72,734	83,067	99,093	97,162
Fixed assets for sale transferred to current assets		2,100		2,100
Increase (decrease) in long-term liabilities		5,327		(13,084)
Third parties				
Dividends receivable	3,367	2,494		
Tax incentives			1,220	847
TOTAL FUNDS PROVIDED	76,101	92,988	100,313	87,025
FINANCIAL RESOURCES WERE USED FOR:				
Increase in long-term receivables	1,232	2,751	(239)	9,383
Permanent assets				
Investments		14,631		
Property, plant and equipment	23,225	19,891	36,947	27,283
Deferred charges	6,495	3,832	6,580	4,084
Decrease in long-term liabilities	5,372		8,393	
Interim and proposed dividends	16,082	12,033	16,082	12,033
Purchase of own shares	402	1,444	402	1,444
Working capital on acquisition of investments				11,462
TOTAL FUNDS USED	52,808	54,582	68,165	65,689
INCREASE IN WORKING CAPITAL	23,293	38,406	32,148	21,336
CHANGES IN WORKING CAPITAL				
CURRENT ASSETS				
At the end of the year	287,856	248,339	383,590	338,703
At the beginning of the year	248,339	210,844	338,703	319,194
	39,517	37,495	44,887	19,509
CURRENT LIABILITIES				
At the end of the year	127,089	110,865	199,946	187,207
At the beginning of the year	110,865	111,776	187,207	189,034
	16,224	(911)	12,739	(1,827)
INCREASE IN WORKING CAPITAL	23,293	38,406	32,148	21,336

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 (All amounts in thousands of reais unless otherwise indicated)

1 OPERATIONS

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

- footwear and respective components;
- clothing, textile and similar goods;
- leather, resin, natural and synthetic rubber items; and
- sports equipment.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) FINANCIAL STATEMENTS

The parent company and consolidated financial statements were prepared and are presented in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, the provisions necessary for contingent liabilities, and the computations of provisions for income tax and other taxes, and actual results may vary from those estimated.

(b) DETERMINATION OF RESULTS OF OPERATIONS

Results are determined on the accrual basis of accounting.

(c) CURRENT ASSETS AND LONG-TERM RECEIVABLES

These are stated at realizable amounts, including accrued income and monetary and exchange variations, when applicable.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

Certain company sales are financed directly by banks ("vendor" arrangements) and trade accounts receivable at December 31, 2000 are shown net of these arrangements, which amount to R$ 12,179 (1999 - R$ 4,625) for the parent company and R$ 15,697 (1999 - R$ 7,394) consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses correspond basically to TV advertising paid in advance, and amortization is recorded over the terms of contracts, substantially during the fiscal year.

(d) PERMANENT ASSETS

Permanent assets are stated at cost and take the following matters into consideration:

- Investments in subsidiary companies are recorded on the equity basis.
- Depreciation of property, plant and equipment is on the straight-line basis at the annual rates listed in Note 10, which take into consideration the economic useful lives of the items.
- Amortization of deferred charges is over a five-year period as from the date benefits start to be generated.

(e) CURRENT AND LONG-TERM LIABILITIES

These are stated at known or estimated amounts, including accrued charges and monetary and exchange variations, when applicable.

3 CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in conformity with basic consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, receivables, payables, revenue and expenses, as well as unrealized intercompany profits, have been eliminated.

The consolidated financial statements include the financial statements of the company and of the directly or indirectly controlled subsidiaries mentioned in Note 9.

The financial statements of overseas subsidiaries are translated into reais using the foreign exchange rates as of each balance sheet date.

The difference between the parent company and the consolidated results arises from a tax incentive of R$1,220 (1999 - R$ 847) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 10 (1999 - R$ 67) of Santista Têxtil S.A.. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of the subsidiary Santista Têxtil S.A., amounting to R$ 116 (1999 - R$ 128).

The consolidated financial position and consolidated results of operations of Santista Têxtil S.A., a jointly-controlled subsidiary company are summarized as follows:

ASSETS	2000	1999
Current assets	353,938	320,482
Long-term receivables	42,811	37,089
Permanent assets	407,249	409,451
	803,998	767,022
LIABILITIES		
Current liabilities	288,869	299,638
Long-term liabilities	68,929	49,062
Deferred income		1,529
Stockholders' equity	446,200	416,793
	803,998	767,022
STATEMENT OF INCOME		
Gross sales	744,598	636,386
Net sales	648,074	546,885
Gross profit	169,385	142,284
Operating expenses	103,616	107,268
Non-operating income, net	1,271	867
Income tax and social contribution	(23,533)	(2,399)
Net income for the year	43,507	33,484

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 *(All amounts in thousands of reais unless otherwise indicated)*

4 FINANCIAL INVESTMENTS

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
Public securities	7,241	4,198	7,241	26,014
Bank Deposit Certificates (CDBs)	94,393	58,765	121,058	59,949
Remunerated current accounts			2,959	1,105
Investments in gold		15,425		15,425
Hedge		2,889		2,889
	101,634	81,277	131,258	105,382

5 INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
Finished products	25,591	29,684	35,472	36,273
Work in process	8,083	6,310	14,598	11,295
Raw materials	15,601	10,335	32,595	26,853
Other	1,616	2,920	6,418	8,256
Provision for losses	(2,182)	(1,946)	(2,809)	(4,684)
	48,709	47,303	86,274	77,993

6 FIXED ASSETS FOR SALE

Land, buildings and existing improvements which are not utilizable by the company have been put up for sale. They are recorded at cost, which is lower than the estimated realizable amounts.

7 TAXES RECOVERABLE (LONG-TERM)

These relate mainly to income tax withheld at source on earnings from financial investments and to prepayments of income tax and social contribution in prior years.

8 COMPULSORY DEPOSITS AND OTHER ASSETS

Most of the deposits were made in connection with lawsuits filed by the company which relate to the increase in the contribution rate of the Social Investment Fund (FINSOCIAL), Value-Added Tax on Sales and Services (ICMS), the calculation basis of the Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on exchange contracts, the education salary and labor disputes. Deposits are recorded net of a provision for losses.

9 INVESTMENTS IN SUBSIDIARY COMPANIES

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt	Fibrasil Agrícola e Comercial Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Information as at December 31, 2000							
Number of shares or quotas held	207,583	1	25,283	1	12,000	249,440	
Holding - %	100	100	100	100	100	24,94	
Capital	4,357	46,832	26		73,688	362,530	
Net equity	26,259	2,708	326		885	446,673	
Net income (loss) for the year	3,090	(229)	24		(555)	43,465	
BOOK VALUE OF INVESTMENT							
2000	26,259	2,708	326		885	111,421	141,599
1999	21,950	2,687	302	107	1,316	104,095	130,457
EQUITY IN THE RESULTS							
2000	4,309	21	24	(18)	(431)	10,692	14,597
1999	3,381	(2,653)	19	(82)	(6,046)	8,308	2,927

Marnay Trading S.A. was closed down in December 2000.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 (All amounts in thousands of reais unless otherwise indicated)

10 PROPERTY, PLANT AND EQUIPMENT

			Parent Company 2000	Parent Company 1999	Consolidated 2000	Consolidated 1999	
	Cost	Accumulated depreciation	Net				Annual depreciation rates - %
Land	3,204		3,204	2,926	14,537	14,634	
Buildings and structures	77,083	43,093	33,990	36,161	72,522	76,421	4
Machinery and equipment	141,809	88,790	53,019	42,361	105,871	91,602	10
Furniture and fixtures	26,196	19,943	6,253	5,426	7,573	6,410	10
Vehicles	3,808	3,003	805	704	1,088	1,121	20
Trademarks and patents	18,955	7,735	11,220	12,887	11,220	12,887	10
Others	13,978		13,978	14,795	16,341	19,774	10
Provision for losses	(4,927)		(4,927)	(5,873)	(5,504)	(6,458)	
	280,106	162,564	117,542	109,387	223,648	216,391	

11 FINANCINGS

	Index and average annual rate of interest	Parent Company 2000	Parent Company 1999	Consolidated 2000	Consolidated 1999
Foreign currency Parent Company 2000 - US$ 27,308 thousand (1999 - US$ 29,160 thousand) Consolidated 2000 - US$ 51,093 thousand (1999 - US$ 61,417 thousand)	Exchange variation and interest of 7.3% to 9.7%	53,398	52,168	103,721	109,875
Local currency	Long-term interest rate (TJLP) and interest of 4.9% to 8.5%	13,687	22,831	31,585	36,650
		67,085	74,999	135,306	146,525
Current liabilities		22,429	18,777	75,938	80,629
Long-term liabilities		44,656	56,222	59,368	65,896

Long-term amounts fall due as follows:

YEAR	Parent Company 2000	Parent Company 1999	Consolidated 2000	Consolidated 1999
2001		16,815		26,091
2002	8,402	6,305	21,149	6,598
2003	6,844	6,191	8,396	6,296
2004	16,374	14,985	16,649	14,985
2005	6,518	5,963	6,656	5,963
2006	6,518	5,963	6,518	5,963
	44,656	56,222	59,368	65,896

Financing are secured by properties of the companies.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 *(All amounts in thousands of reais unless otherwise indicated)*

12 TAXES PAYABLE

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
ICMS	5,310	2,559	5,757	2,955
Excise Tax (IPI)	12	139	12	140
Social Integration Program (PIS)	384	223	631	411
Suplementary COFINS (*)	14,575	5,244	14,900	5,400
COFINS	2,939	2,264	3,692	2,964
Withholding taxes	189	132	185	138
	23,409	10,561	25,177	12,008

(*) In March 1999 the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20. This preliminary injunction assures the payment of COFINS and PIS in conformity with the legislation in effect until January 1999, that is, not considering the increase in the rate and in the calculation basis of these contributions.

Unpaid amounts are being accrued normally, including interest calculated at the SELIC rate.

13 OTHER PAYABLES

	PARENT COMPANY		CONSOLIDATED	
	2000	1999	2000	1999
Royalties	9,414	6,601	9,414	6,601
Freight	1,655	2,397	1,894	2,529
Advertising	1,344	582	1,344	582
Industrial projects	1,922	5,105	2,270	5,290
Provision for business restructuring	1,150	1,821	1,150	1,821
Other	3,970	5,784	6,208	7,941
	19,455	22,290	22,280	24,764

14 PROVISION FOR CONTINGENCIES

The company has provisions for losses on labor, civil, commercial and other claims, based on evaluations of the risks by management, supported by their legal advisors.

At December 31, 1999, based on these evaluations, management reduced the provision by R$ 10,900.

15 TRANSACTIONS WITH SUBSIDIARY COMPANIES

	2000	1999
BALANCES		
Current assets (customers)	116	70
Current liabilities (suppliers)	1.765	4.677
Long-term liabilities (current accounts)	17.895	11.530
REVENUE AND EXPENSE ACCOUNTS		
Sales	230	
Purchase (substantially in cost of sales)	23.857	19.674

The prices and terms of intercompany transactions are consistent with usual market conditions.

16 STOCKHOLDRES' EQUITY - PARENT COMPANY

(a) CAPITAL

Paid-up capital at December 31, 2000 and 1999 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 are preferred.

(b) TREASURY SHARES

The company holds 86,668,847(1999 - 82,818,847) preferred shares which were purchased from 1994 onwards, as authorized by the Administrative Council.

The average price of preferred shares purchased during 2000 was R$ 104.10 per thousand shares, and the minimum and maximum prices were R$ 101.00 and R$ 147.00, respectively. The average market price at December 31, 2000 was R$ 130.00 per thousand shares. The funds used to purchase the shares originated from the capital reserve.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 (All amounts in thousands of reais unless otherwise indicated)

(c) DIVIDENDS

Stockholders' are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the by-laws as follows:

	2000
Net income for the year	67.672
Legal reserve	(3.384)
Calculation basis	64.288
Interim dividend (R$ 1.53 per thousand common shares and R$ 1.69 per thousand preferred shares)	3.002
Proposed final dividend (R$ 6.68 per thousand common shares and R$ 7.35 per thousand preferred shares)	13.080
Total dividend (25% of the calculation basis)	16.082

Management proposes that the remaining net income for the year be directed to new investments of the company and to strengthen working capital, and therefore should be appropriated to the reserve for future capital increase.

17 FINANCIAL INSTRUMENTS

The company participates in transactions which involve financial instruments intended to finance its activities or to invest its available financial resources.

Risk management is effected via operating strategies defined by top corporate management and specific control systems.

The balances of financial investments and financings at December 31, 2000 reflect the average rates practiced in the market.

The investment in a listed company is represented exclusively by a 25% holding (45% of the voting capital) in Santista Têxtil S.A., a jointly-controlled subsidiary company. The market value of this company was not estimated as there have been no recent trades of the common shares either on stock exchanges or elsewhere.

The book values of financial instruments relating to other assets and liabilities approximate their market values.

18 OTHER INFORMATION

(a) INCOME TAX AND SOCIAL CONTRIBUTION

Provision for income tax and social contribution on net income - 2000 at nominal tax rate of 25% for income tax and 9% for the social contribution (current liabilities)	(18,140)
Complement to deferred income tax and social contribution based on tax losses and negative social contribution bases (in 1999 R$ 11,565 was recorded as a current asset with a credit to retained earnings, as permitted by legislation)	6,576
Deferred income tax and social contribution recorded in 2000 based on tax losses and negative social contribution bases	
Current asset	18,952
Long-term receivable	14,625
Deferred income tax and social contribution on temporary differences - long-term receivable	10,355
Income tax and social contribution on revaluation reserve - long-term liability	(3,190)
Income tax and social contribution on the utilization of the monetary correction balance arising from the Summer Plan and utilization of tax losses exceeding the limit - long-term liability including R$ 4,209 of charges	(17,170)
Final balance charged against results of operations	12,008

The company periodically adjusts deferred taxes in accordance with its expectations regarding their realization.

(b) INSURANCE

The company and its subsidiaries have insurance coverage in amounts considered to be sufficient to cover possible losses. At December 31, 2000 coverage against operating risks amounted to R$ 130,000, civil liability and optional risks amounted to R$ 4,500, sundry risks amounted to R$ 955, and national and international transport risks amounted to US$ 5,000.

(c) PENSION PLAN

Since 1991 the company has sponsored a private pension plan called Sociedade de Previdência Privada - Spasaprev which is designed to supplement government (INSS) pension benefits so that the combined amounts would be up to 40% of an employee's final salary after a full career with the company.

Since August 1, 2000, a defined contribution (DC) plan has been created, allowing participants of the current defined benefit (DB) plan to change from one plan to the other, as well as to make contributions to it.

During 2000, the company contributed R$ 450 to form the technical reserves of the new plan. Spasaprev has no deficit which could result in obligations for the company.

(d) PIS AND OTHERS

In March 1995, a preliminary court decision was obtained permitting the company to offset past overpayments of PIS against amounts due currently. The overpayments arose because PIS had been calculated and paid using a calculation basis which the company and its legal advisors considered incorrect. These credits are being recognized as operating income as they are used to offset PIS amounts due. In 2000, credits offset amounted to R$ 6,710 (1999- R$ 3,685).

In July 1997, a final judgement was given, against which there is no further right of appeal, that the company should calculate its PIS liabilities in the manner established by Complementary Law 7/70. Once the Federal Revenue Department has formally approved the amount of the credits, they will be recorded as a company asset.

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2000 AND 1999 (All amounts in thousands of reais unless otherwise indicated)

Other disputes involving the recovery of taxes and tax incentives will also be recorded as assets once final and unappealable judgements have been issued in the company's favor and at the effectively determined amounts.

19 OTHER INFORMATION

Had the financial statements of Santista Têxtil S.A. not been consolidated on a proportional basis, but recorded using the equity method, the consolidated financial statements of São Paulo Alpargatas S.A. would have been presented as follows:

	2000	1999
ASSETS		
Current assets		
Funds available	106.668	85.714
Trade accounts receivable	103.888	98.459
Inventories	51.005	48.613
Others	36.920	28.729
	298.481	261.515
Long-term receivables	62.834	36.567
Permanent assets	240.520	223.859
	601.835	521.941
LIABILITIES		
Current liabilities		
Suppliers	12.216	10.834
Financings	26.242	26.937
Salaries and social security contributions	21.848	18.935
Accounts payable	21.185	20.869
Provision for contingencies	11.161	14.304
Others	38.453	23.352
	131.105	115.231
Long-term liabilities		
Financings	44.656	56.222
Deferred income tax and social contribution	3.190	
Others	5	176
Provision for income tax and social contribution	21.379	
	69.230	56.398
Stockholders' equity	401.500	350.312
	601.835	521.941
GROSS SALES	690.730	586.562
Taxes on sales	110.433	92.319
NET SALES	580.297	494.243
Cost of sales	356.957	292.828
GROSS PROFIT	223.340	201.415
OPERATING (EXPENSES) INCOME		
Selling	(148.854)	(123.699)
General and administrative	(36.674)	(36.347)
Management fees	(1.876)	(1.903)
Financial income	37.584	33.292
Financial expenses	(15.002)	(20.700)
Equity in the results of subsidiary companies	10.716	8.327
Amortization of deferred charges	(4.920)	(6.573)
Other operating income, net	2.662	8.429
Reversal of provisions		10.900
	(156.364)	(128.274)
OPERATING PROFIT BEFORE EXCHANGE VARIATION	66.976	73.141
Exchange variation	(4.801)	(21.998)
Financial charges on taxes	(6.426)	
OPERATING PROFIT	55.749	51.143
Non-operating income (expenses), net	521	(262)
Profit before taxation	56.270	50.881
Income tax and social contribution	10.182	(1.077)
Tax incentive	1.220	847
NET INCOME FOR THE YEAR	67.672	50.651

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

1 We have audited the accompanying balance sheets of São Paulo Alpargatas S.A. and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2000 and 1999 and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2000 and 1999 and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A., as well as the consolidated results of operations and changes in consolidated financial position for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

February 9, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/0-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

SÃO PAULO ALPARGATAS S.A.

Rua Urussuí, 300 - Itaim Bibi
CEP 04542-903 - São Paulo - SP - Brasil
www.alpargatas.com.br
alpargatas@alpargatas.com.br

SP ALPARGATAS


SP ALPARGATAS